UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 015, Tranche No. G

A$140,000,000 4.25% Medium Term Notes due 11 June 2026, as from July 27, 2021 to be consolidated and form a single Series with each of the Bank's existing A$50,000,000 4.25% Medium Term Notes due 11 June 2026 issued on 11 June 2014 (Series No. 015, Tranche No. A), the Bank's A$50,000,000 4.25% Medium Term Notes due 11 June 2026 issued on 20 April 2016 (Series No. 015, Tranche No. B), the Bank's A$60,000,000 4.25% Medium Term Notes due 11 June 2026 issued on 27 June 2016 (Series No. 015, Tranche No. C), the Bank's A$30,000,000 4.25% Medium Term Notes due 11 June 2026 issued on 15 July 2016 (Series No. 015, Tranche No. D), the Bank's A$50,000,000 4.25% Medium Term Notes due 11 June 2026 issued on 18 August 2016 (Series No. 015, Tranche No. E), and the Bank's A$100,000,000 4.25% Medium Term Notes due 11 June 2026 issued on 14 July 2017 (Series No. 015, Tranche No. F)

Filed pursuant to Rule 3 of Regulation IA

Dated: July 27, 2021

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of A$140,000,000 4.25% Medium Term Notes due 11 June 2026, Series No. 015, Tranche No. G (the "Notes"), as from July 27, 2021 to be consolidated and form a single Series with each of the Bank's existing A$50,000,000 4.25% Medium Term Notes due 11 June 2026 issued on 11 June 2014 (Series No. 015, Tranche No. A), the Bank's A$50,000,000 4.25% Medium Term Notes due 11 June 2026 issued on 20 April 2016 (Series No. 015, Tranche No. B), the Bank's A$60,000,000 4.25% Medium Term Notes due 11 June 2026 issued on 27 June 2016 (Series No. 015, Tranche No. C), the Bank's A$30,000,000 4.25% Medium Term Notes due 11 June 2026 issued on 15 July 2016 (Series No. 015, Tranche No. D), the Bank's A$50,000,000 4.25% Medium Term Notes due 11 June 2026 issued on 18 August 2016 (Series No. 015, Tranche No. E), and the Bank's A$100,000,000 4.25% Medium Term Notes due 11 June 2026 issued on 14 July 2017 (Series No. 015, Tranche No. F), under the Bank's Australian Dollar Medium Term Note Program (the "Program"). The Notes are being issued pursuant to: the Information Memorandum dated December 18, 2009 (the "Information Memorandum"); the Dealer Agreement dated July 16, 1999, as amended (the "Dealer Agreement"); the Subscription Agreement dated July 23, 2021 (the "Subscription Agreement"); and the Pricing Supplement dated July 23, 2021 (the "Pricing Supplement") (all of which are attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 12 through 28 of the Information Memorandum; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 20 through 21 of the Information Memorandum; and the attached Subscription Agreement.

Item 3. Distribution Spread

Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank[2]
Per Note: 116.044%	0.013%	116.031%
Total: A$162,461,600.00	A$18,200.00	A$162,443,400.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

---

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.
2 Plus accrued interest from June 11, 2021, which is expected to be A$747,600.00 as of July 27, 2021.

Item 6. <u>Application of Proceeds</u>

See page 8 of the Information Memorandum.

Item 7. <u>Exhibits</u>

(A) Reliance letter of the Chief Counsel (Corporate Legal Affairs Division) of the Bank as to the legality of the obligations, dated July 27, 2021
(B) Information Memorandum
(C) Dealer Agreement
(D) Pricing Supplement
(E) Subscription Agreement

27 July 2021

The Toronto-Dominion Bank
1 Temasek Avenue
#15-02 Millenia Tower
Singapore 039192

(the "**Dealer**")

Inter-American Development Bank (the "Bank")
Australian Dollar Medium Term Note Program (the "Program")

Issue of A$140,000,000 4.25% Medium Term Notes due 11 June 2026, Series No. 015, Tranche No. G (the "Tranche G Notes"), to be consolidated and form a single Series with each of the Bank's existing A$50,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 11 June 2014 (Series No. 015, Tranche No. A), the Bank's A$50,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 20 April 2016 (Series No. 015, Tranche No. B), the Bank's A$60,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 27 June 2016 (Series No. 015, Tranche No. C), the Bank's A$30,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 15 July 2016 (Series No. 015, Tranche No. D), the Bank's A$50,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 18 August 2016 (Series No. 015, Tranche No. E), and the Bank's A$100,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 14 July 2017 (Series No. 015, Tranche No. F)

Ladies and Gentlemen:

I refer to the opinion dated 11 June 2014 in relation to the Bank's issue of A$50,000,000 4.25% Medium Term Notes due 11 June 2026 (the "**Series 015A Opinion**"), a copy of which is attached to this letter.

In connection with the Bank's issue of the Tranche G Notes under the Program, I hereby confirm that the Dealer may rely on the Series 015A Opinion, solely in respect of the Tranche G Notes, as if it were addressed and delivered to the Dealer on the date thereof, subject to the same qualifications, limitations, exceptions and assumptions set forth therein; except that (a) references in the Series 015A Opinion to: (i) "Notes" will be to the Tranche G Notes, (ii) "Pricing Supplement" will be to the Pricing Supplement dated 23 July 2021 in relation to the Tranche G Notes, and (iii) "Subscription Agreement" will be to the Subscription Agreement dated 23 July 2021 between the Bank and the Dealer in relation to the Tranche G Notes; and (b) the opinion of King & Wood Mallesons referred to in the final paragraph of the Series 015A Opinion, and upon which I have relied with respect to the law of New South Wales, shall be deemed to refer to the opinion of King & Wood Mallesons delivered by reliance letter to you on the date hereof.

Very truly yours,

Alessandro Macrì
Chief Counsel
Corporate Legal Affairs Division

Attachment



June 11, 2014

Reserve Bank of Australia
65 Martin Place
Sydney, NSW 2000
Australia

Commonwealth Bank of Australia
Level 23
Darling Park Tower 1
201 Sussex Street
Sydney, NSW 2000
Australia

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Australian Medium Term Note Program of the Bank (the "Program"), as it may be amended, restated, or superseded from time to time, and to authorize the issue and sale of medium term notes thereunder (the "Program Notes") pursuant to a Dealer Agreement dated as of July 16, 1999, as amended by a letter dated as of December 18, 2009 and as it may be supplemented further or amended from time to time, between the Bank and Westpac Banking Corporation, as Arranger and Dealer (the "Dealer Agreement"); a Deed Poll dated as of July 16, 1999, as amended and restated by an Amended and Restated Deed Poll dated as of December 18, 2009 by the Bank (the "Amended and Restated Deed Poll") in favor of Program Notes holders; and a Registry Services Agreement, dated as of July 16, 1999, as amended by a letter dated as of December 18, 2009 and as it may be supplemented or amended from time to time, between the Bank and the Reserve Bank of Australia, as Registrar (the "Registry Services Agreement"). In connection with such proceedings, I have examined, among other documents, the following:

(a) The Agreement Establishing the Inter-American Development Bank, as amended (the "Bank Agreement"), and the By-Laws of the Bank, as amended;

(b) Global Borrowing Authorization Resolution DE-15/14, adopted by the Board of Executive Directors of the Bank on March 19, 2014, authorizing the issuance and sale of the Program Notes in such form as shall be determined by an authorized representative of the Bank (as defined therein);

(c) The letter dated March 25, 1999, from G.J. Thompson, Chief Executive Officer, Australian Prudential Regulation Authority, to G.N. Hammond, Mallesons Stephen Jaques, the Bank's Australian Legal Counsel, granting the Bank exemption from compliance with section 66 of the 1959 Banking Act to the extent that said section would have prohibited the Bank from using the word "bank" or "banker" or "banking" in relation to the business of raising funds in the Australian domestic capital market by way of issuing securities;

(d) The updated Information Memorandum of the Program dated as of December 18, 2009 (the "Information Memorandum"), as it may be supplemented or amended from time to time;

(e) The Dealer Agreement;

(f) The Amended and Restated Deed Poll;

(g) The Registry Services Agreement;

(h) The Pricing Supplement dated 6 June 2014 in relation to the issue of the A$50,000,000 4.25% Medium Term Notes due 11 June 2026, Series No. 015, Tranche No. A (the "Notes") under the Program; and

(i) The Subscription Agreement dated 6 June 2014 between the Bank and Commonwealth Bank of Australia in relation to the issue of the Notes.

I am of the opinion that:

(a) The Bank is an institution duly established and existing under the Bank Agreement, and said Agreement has been duly signed and accepted or ratified by all the members of the Bank and the amendments thereto have been duly adopted; the Bank has status as a legal entity as a matter of the domestic laws of the members of the Bank; and the Bank has all power and authority necessary to own its property and conduct its business, as described in the Information Memorandum;

(b) Although I express no opinion as to the financial statements or other financial or statistical information contained or incorporated therein, I have no reason to believe that the Information Memorandum includes any untrue statement of a material fact or omits to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(c) To the best of my knowledge, after reasonable investigation, there is no litigation or any governmental proceeding pending or threatened against the Bank which would affect the subject matter of the Dealer Agreement or the issue of the Notes;

(d) To the best of my knowledge, all governmental consents, approvals or authorizations required for the execution, delivery and performance by the Bank of the Dealer Agreement, the Amended and Restated Deed Poll, the Registry Services Agreement, the Pricing Supplement described above, the Subscription Agreement described above (together, the "Documents") and the issue of the Program Notes, (including the Notes) or for the consummation of the transactions contemplated therein, have been obtained and all declarations and filings with governmental authorities required pursuant to the Bank Agreement have been made;

(e) To the best of my knowledge, the Bank is not in violation of the Bank Agreement or its By-Laws, or in default under any agreement, indenture or instrument;

(f) The execution, delivery or performance of the Documents and the issue of the Program Notes (including the Notes), will not conflict with, or result in the creation or imposition of any lien, charge or encumbrance upon any of the assets of the Bank pursuant to the terms of, or constitute a default under, any agreement, indenture, or instrument known to me, or result in a violation of the Bank Agreement or the By-Laws of the Bank or any order, rule or regulation of any governmental agency to whose jurisdiction the Bank would be subject;

(g) The Documents and the issue of the Notes have been duly authorized, executed and delivered by the Bank and, assuming due execution thereof by the other parties thereto (if any), each such agreement or deed is a valid and legally binding obligation of the Bank, enforceable in accordance with its terms;

(h) When the details of the Notes required to be inscribed on the register of Notes are so inscribed, the Notes will be legal, valid and binding obligations of the Bank enforceable in accordance with their terms;

(i) The statements made in the Information Memorandum under the caption "Program Summary" insofar as they purport to summarize the provisions of the Documents, the Program Notes, and any other document or agreements specifically referred therein, fairly present such information; and

(j) The Bank has the power and authority under the Bank Agreement and the By-Laws of the Bank to execute and deliver the Documents, and to perform its obligations (including the sale and delivery of the Notes and other Program Notes) thereunder.

In rendering the foregoing opinion, I have relied, with respect to matters of New South Wales law, upon the opinion of King & Wood Mallesons delivered on the date of this opinion in connection with the Documents. Also, I have assumed that signatures on all documents examined by me are genuine.

Very truly yours,

John Scott
Chief Counsel
Corporate Legal Affairs Division

Inter-American Development Bank



Australian Dollar
Medium Term Note Program

Information Memorandum

Inter-American Development Bank ("**Issuer**") has established a program ("**Program**") for the issue of Australian dollar medium term notes ("**MTNs**") on the terms and conditions described in this Information Memorandum ("**Terms and Conditions**") and, in respect of each issue of MTNs, the Pricing Supplement prepared by the Issuer in relation to those MTNs ("**Pricing Supplement**"). The MTNs may be issued within and/or outside Australia. MTNs may be issued from time to time in an unlimited amount. The Issuer may also issue medium term notes under a separate United States Medium Term Note Program, a separate Euro Medium Term Note Program and/or such other program as the Issuer may adopt from time to time.

The Issuer is not a bank or authorised deposit-taking institution ("**ADI**") which is authorised under the Banking Act 1959 of Australia ("**Banking Act**"). The MTNs are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

Each offer to purchase or invitation to buy MTNs in Australia (a) will constitute an offer or invitation which does not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia ("**Corporations Act**") such that the amount payable by each person who subscribes for or purchases MTNs must be at least A$500,000 (disregarding moneys lent by the offeror or its associates), and (b) and will comply with Banking (Exemption) Order No. 82 dated 23 September 1996 promulgated by the Assistant Treasurer of Australia under the Banking Act ("**Banking (Exemption) Order No. 82**") as if it applied to the Issuer *mutatis mutandis*. Other restrictions on offering and transfers of MTNs are set out under "Selling Restrictions" on pages 38 to 42 of this Information Memorandum..

The MTNs have been rated AAA by Standard & Poor's Ratings Group (a division of McGraw-Hill, Inc.) and Aaa by Moody's Investors Service, Inc.

Arranger and Dealer

Westpac Banking Corporation
(ABN 33 007 457 141)

The date of this information memorandum is 18 December 2009

Contents

10173095_10

Important Notice

This Information Memorandum relates solely to the Program and has been prepared by and issued with the authority of the Issuer. The Issuer accepts responsibility for it and confirms that the information contained in this Information Memorandum as of the date of this Information Memorandum is, in all material respects, true, complete, accurate and not misleading in the context in which it appears and, subject to the reservations set out in this Information Memorandum, assumes responsibility for such information. The Issuer has made all reasonable inquiries to ensure that the above declaration is correct.

Where the context so permits, references to "**this Information Memorandum**" include a reference to each document incorporated by reference in, and deemed to form part of, this Information Memorandum (see page 7 of this Information Memorandum).

This Information Memorandum replaces the Information Memorandum dated 16 July 1999.

Date and currency of this Information Memorandum

This Information Memorandum has been prepared by the Issuer as at the Preparation Date. "**Preparation Date**" means:

- in relation to this Information Memorandum, the date indicated on its face or, if this Information Memorandum has been amended or supplemented, the date indicated on the face of that amendment or supplement;

- in relation to financial statements incorporated by reference in, and deemed to form part of, this Information Memorandum, the date up to or as at the date on which the financial statements relate; and

- in relation to any other document or item of information incorporated by reference in, and deemed to form part of, this Information Memorandum, or which is to be read in conjunction with this Information Memorandum, the date indicated on its face as being its date of publication or release.

The delivery of this Information Memorandum at any time after the Preparation Date does not imply the information contained in it is accurate, timely and complete at any time subsequent to the Preparation Date. Accordingly, neither the delivery of this Information Memorandum, nor any offer or issue of MTNs, implies or should be relied upon as a representation or warranty that there has been no change (adverse or otherwise) since the Preparation Date in the affairs or financial condition of the Issuer or that the information contained in it is correct at any time after the Preparation Date.

Without limiting this general statement, the Issuer has given an undertaking in the Dealer Agreement dated 16 July 1999 relating to the Program, as amended from time to time ("**Dealer Agreement**") that if at any time during the term of the Program it is aware of any fact, condition, matter or thing which renders anything contained in this Information Memorandum inaccurate, incomplete or misleading in any material respect, the Issuer will prepare a new Information Memorandum (or a supplement or amendment to it) for use in any subsequent offering of MTNs.

Limited responsibility for information

The only role of the Arranger, the Dealer, any Lead Manager, any Additional Dealers and the Registrar (each as defined in "Program Summary") in the preparation of this Information Memorandum has been to confirm to the Issuer that, to the extent applicable, the information under their respective address details in the "Directory" is accurate as at the Preparation Date. Apart from the foregoing, none of the Arranger, the Dealer, any Lead Manager, any Additional Dealer and the Registrar make any representation or warranty, express or implied, as to and assume no responsibility or liability for the authenticity, origin, validity, accuracy or completeness of, or any errors or omissions in, any information, statement, opinion or forecast contained in this Information Memorandum or in any accompanying, previous or subsequent material or presentation.

No other material authorised

The Issuer has not authorised any person to give any information or make any representations in connection with the offering of the MTNs other than those contained in this Information Memorandum. The Issuer makes no representation or warranty as to and assumes no responsibility for the authenticity, origin, validity, accuracy or completion of, or any errors or omissions in, any accompanying, previous or subsequent material or presentation, except as expressly set out or stated in such material or presentation. Any information or representation not contained in this Information Memorandum or as otherwise authorised in writing by the Issuer, must not be relied upon as having been authorised by or on behalf of the Issuer, the Arranger, the Dealer, any Lead Manager, any Additional Dealers or the Registrar.

Intending purchasers to make independent investment decision and obtain tax advice

This Information Memorandum contains only summary information concerning the MTNs and is not intended to provide the basis of any credit or other valuation. The information contained in this Information Memorandum should not be considered, or relied upon, as a recommendation or statement of opinion (or report of either of those things) by any of the Issuer, the Arranger, the Dealer, any Lead Manager, any Additional Dealer or the Registrar that any recipient of this Information Memorandum should subscribe for, purchase, deal or otherwise acquire MTNs or any rights in respect of MTNs. Intending purchasers should:

- make and rely upon (and shall be taken to have made and relied upon) their own independent investigation of the financial condition and affairs of, and their own appraisal of the creditworthiness of, the Issuer;

- determine for themselves the relevance of the information contained in this Information Memorandum and must base their investment decision solely upon such independent assessment and investigation as they consider necessary;

- consult their legal advisers regarding the legal requirements within Australia and their countries for the purchase or holding of MTNs and any foreign exchange restriction relating to the purchase or holding of MTNs or acceptance of the payments on MTNs in such country; and

- consult their own tax advisers concerning the application of any tax laws applicable to their particular situation.

The Arranger, the Dealer, any Lead Manager, any Additional Dealers and the Registrar do not undertake to review the financial condition or affairs of the Issuer at any time or to advise any MTN holder (as defined in the Terms and Conditions) of any information coming to their attention with respect to the Issuer.

Distribution and selling restrictions and arrangements

This Information Memorandum:

- has been prepared on a confidential basis for institutions whose ordinary business includes the buying or selling of securities;

- is not intended for and should not be distributed to any other person;

- may not be reproduced or used in whole or in part for any purpose other than in connection with the issue, purchase, dealing with or other acquisition of the MTNs nor furnished to any other person without the express written permission of the Issuer; and

- does not, and is not intended to, constitute an offer or an invitation by or on behalf of the Issuer, the Arranger, the Dealer, any Lead Manager, any Additional Dealer or the Registrar (or, without limitation, their respective subsidiaries, related bodies corporate, officers or employees) to subscribe for, purchase, or otherwise deal in, any MTNs.

Each offer to purchase or invitation to buy MTNs in Australia (a) will constitute an offer or invitation which does not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act such that the amount payable by each person who subscribes for or purchases MTNs must be at least A$500,000 (disregarding moneys lent by the offeror or its associates), and (b) and will comply with Banking (Exemption) Order No. 82 as if it applied to the Issuer *mutatis mutandis*. Accordingly, neither this Information Memorandum nor any other document in connection with the Program has been lodged with the Australian Securities and Investments Commission ("**ASIC**"). This Information Memorandum is not a prospectus or other disclosure document for the purposes of the Corporation Act.

The distribution and use of this Information Memorandum, and the offer or invitation for applications to issue, sell or purchase, and the issue, sale or purchase of MTNs, may be restricted by law in certain jurisdictions and is subject to the selling restrictions set out under "Selling Restrictions" on pages 38 to 42 of this Information Memorandum. Intending purchasers should inform themselves about them and observe any such restrictions.

The Issuer, the Arranger, the Dealer, any Lead Manager, any Additional Dealer and the Registrar do not represent that this document may be lawfully distributed, or that any MTNs may be lawfully offered for issue, sale or purchase, or issued, sold or purchased, or applications invited for the issue, sale or purchase of MTNs, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by any of those parties which would permit a public offering of any MTNs or possession or distribution of this Information Memorandum or any other offering material in any country or jurisdiction where action for that purpose is required. Accordingly, no MTNs may be offered for issue, sale or purchase, or issued, sold or purchased or applications invited for the issue, sale or purchase, directly or indirectly, and neither this Information Memorandum nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations and the Dealers have represented that the Dealers will comply with the laws of all applicable jurisdictions. Persons into whose possession this Information Memorandum or any MTNs come must inform themselves about, and observe, any such restrictions. In particular, a person may not (directly or indirectly) offer for issue, sale or purchase or invite applications for the issue, sale or purchase of MTNs, nor distribute this Information Memorandum except if the issue, sale or purchase complies with all applicable laws and regulations.

The Issuer has agreed to pay the Registrar fees for undertaking its duties and reimburse the Registrar for certain of its expenses incurred in connection with the Program. The Issuer may also agree to pay the relevant Dealer(s) and/or Lead Manager(s) a commission in respect of the issue of MTNs, to reimburse the Dealer(s) or Lead Manager(s) for certain of their expenses incurred in connection with the Program and to indemnify the Dealer(s) or Lead Manager(s) against certain liabilities described in the Dealer Agreement.

References to ratings

There are references in this Information Memorandum to the credit rating of the MTNs. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating agency. Each credit rating should be evaluated independently of any other credit rating.

Disclosure of interest

The Arranger, the Dealer, any Lead Manager, any Additional Dealer and the Registrar discloses that it, its subsidiaries, related bodies corporate, officers and employees:

- may have pecuniary or other interests in the securities mentioned in this Information Memorandum, and may also have interests pursuant to other arrangements; and

- may receive fees, brokerage and commissions, and may act as principal in any dealings in the MTNs.

Currency references

In this Information Memorandum references to:

- "**A$**" and "**Australian Dollars**" are to the lawful currency of Australia;

- "**US$**" and "**United States Dollars**" are to the lawful currency of the United States of America;

- "**€**" are to the single currency introduced at the third stage of European Economic and Monetary Union pursuant to the Treaty establishing the European Communities, as amended by the Treaty on European Union;

- "**NZ$**" are to the lawful currency of New Zealand; and

- "**S$**" are to the lawful currency of Singapore.

Documents Incorporated by Reference

Where the context so permits, the following documents are incorporated by reference in, and deemed to form part of, this Information Memorandum:

- all amendments and supplements to this Information Memorandum prepared by the Issuer from time to time;

- the most recent Annual report of the Issuer which is published on the Issuer's internet site at:

  http://www.iadb.org/resources/investors/financial_info.cfm;

- the most recent Information Statement of the Issuer which describes the Issuer including its capital, operations and administration, the "Agreement Establishing the Inter-American Development Bank", as amended ("**Bank Agreement**"), the Issuer's legal status, its principal financial policies and contains the Issuer's audited financial statements which is also published on the Issuer's internet site at:

  http://www.iadb.org/resources/investors/financial_info.cfm; and

- all documents issued by the Issuer and stated to be incorporated in this Information Memorandum by reference including, in the case of any series of MTNs, the relevant Pricing Supplement.

This Information Memorandum shall, unless otherwise expressly stated, be read and construed on the basis that such documents are so incorporated and form part of this Information Memorandum. Any statement contained in this Information Memorandum or in any of the documents incorporated by reference in, and forming part of this Information Memorandum, shall be modified or superseded for the purpose of this Information Memorandum to the extent that a statement contained in any document subsequently incorporated by reference modifies or supersedes such statement.

The internet address referred to above is provided for investor reference only. The information which may be accessed on the Issuer's internet site may be amended and supplemented from time to time and does not constitute part of this Information Memorandum and is not incorporated by reference into, nor forms part of, this Information Memorandum.

Copies of other documents incorporated by reference are available for inspection from the Issuer and, on request (following reasonable written notice of such) from the Arranger and the Registrar, in each case, at their respective offices.

Program Summary

The following is a brief summary only and should be read in conjunction with the rest of this Information Memorandum, the relevant Pricing Supplement and, to the extent applicable, the Terms and Conditions of the MTNs. Unless otherwise defined in this Program Summary or the Important Notice, each capitalised term referred to in this Program Summary has the meaning given to it in the Terms and Conditions of the MTNs.

Issuer	Inter-American Development Bank.
Program:	An Australian non-underwritten revolving program for the issue of Australian dollar medium term notes.
Arranger and Dealer:	Westpac Banking Corporation
Additional Dealers and Lead Managers:	Additional Dealers for the Program may be appointed from time to time and an updated list of Dealers for the Program may be obtained from the Issuer. Dealers for the Program may be removed, or may resign, upon 30 days notice from or to the Issuer.
	Lead Managers and Additional Dealers may also be appointed by the Issuer from time to time for particular issues of MTNs under the Program.
Registrar:	Reserve Bank of Australia or such other registrar as may be appointed.
Program Limit:	Unlimited.
Status:	The MTNs of each series constitute unconditional, direct and unsecured obligations of the ordinary capital resources of the Issuer ranking *pari passu* without any preference among themselves equally with all other unsecured outstanding obligations of the ordinary capital resources (other than subordinated indebtedness) of the Issuer from time to time.
Negative Pledge:	The MTNs will have the benefit of a negative pledge as described in, and subject to the exceptions, set out under "Terms and Conditions of the MTNs" below.
Use of Proceeds:	The net proceeds of any issue of MTNs will be included by the Issuer in the ordinary capital resources of the Issuer and used in its ordinary operations.
Term:	The Program continues until terminated by the Issuer giving 30 day's notice to the Dealers for the Program or earlier by agreement between the Issuer and the Dealers for the Program.
Stamp Duty:	Any stamp duty incurred at the time of issue of the MTNs will be for the account of the Issuer. Any stamp duty incurred on a transfer of MTNs will be for the account of the relevant investors.
	As at the date of this Information Memorandum, no Australian stamp duty is payable on the issue of the MTNs, or the transfer of the MTNs, where that transfer occurs for full market value through the system operated by Austraclear Limited (ABN 94 002 060 773) ("**Austraclear**") for holding securities and the electronic recording and settling of transactions in those securities between members of that system ("**Austraclear System**").

Investors are advised to seek independent legal and tax advice regarding any stamp duty or other taxes imposed by another jurisdiction upon the transfer of MTNs, or interests in MTNs, in any jurisdiction outside of Australia

Withholding Tax: The MTNs and the interest thereon will not be exempt from taxation generally. Under the "Agreement Establishing the Inter-American Development Bank":

- the Issuer is not under any obligation to withhold or pay any tax imposed by any member on the interest on the MTNs; and

- the MTNs and the interest thereon are not subject to any tax by a member country.

So long as the Issuer continues to be a non-resident of Australia and does not carry on business at or through a permanent establishment in Australia, payments of principal and interest made under the MTNs will not be subject to Australian interest withholding tax. See "Australian Taxation" on page 33 of this Information Memorandum.

Taxes: Investors should obtain their own taxation advice regarding the taxation status of investing in MTNs. See also "Taxation" on pages 33 to 37 of this Information Memorandum.

Rating: MTNs issued under the Program will not be separately rated, but will assume the credit rating of the Issuer: AAA by Standard & Poor's Ratings Group (a division of McGraw-Hill, Inc.) and Aaa by Moody's Investors Service, Inc.

A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating agency. Each credit rating should be evaluated independently of any other credit rating.

Form: MTNs will be issued in inscribed form. They will be constituted by a Deed Poll made by the Issuer and dated 16 July 1999 as amended and restated on 18 December 2009 (together, the "**Deed Poll**") and will take the form of entries on a register ("**Register**") maintained by the Registrar.

No certificate or other evidence of title will be issued. The MTNs of any Series may be described as "MTNs", "Notes", "Bonds", "Instruments" or by any other marketing name specified in the relevant Pricing Supplement. There is no trustee for the MTN Holders.

Issuance in Series: MTNs will be issued in Series. Each Series may comprise one or more Tranches issued on different issue dates. The MTNs of each Series will all be subject to identical terms, except that:

- the issue date and the amount of the first payment of interest may be different in respect of different Tranches of a Series; and

- a Series may comprise MTNs in more than one denomination.

Title: Entry of the name of a person in the Register in respect of an MTN constitutes the obtaining or passing of title to the MTN and is conclusive evidence that the person so entered is the owner of the MTN.

Clearing Systems:	The Issuer, or a Lead Manager or Dealer on behalf of the Issuer, will apply to Austraclear for approval of the MTNs of each Series to be traded through the Austraclear System. Such approval of MTNs by Austraclear is not a recommendation or endorsement by Austraclear of the MTNs.
	If accepted for admission to the respective system, an interest in an MTN may be held through Euroclear Bank, S.A./N.V., as operator of the Euroclear System ("**Euroclear**") or through Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**"). In these circumstances, entitlements in respect of holdings of interests in MTNs in Euroclear would be held in the Austraclear System by a nominee of Euroclear (currently HSBC Custody Nominees (Australia) Limited) while entitlements in respect of holdings of interests in MTNs in Clearstream, Luxembourg would be held in the Austraclear System by a nominee of Clearstream, Luxembourg (currently ANZ Nominees Limited).
	The rights of a holder of interests in an MTN held through Euroclear or Clearstream, Luxembourg are subject to the respective rules and regulations for accountholders of Euroclear and Clearstream, Luxembourg, the terms and conditions of agreements between Euroclear and Clearstream, Luxembourg and their respective nominee and the rules and regulations of the Austraclear System. In addition, any transfer of interests in an MTN, which is held through Euroclear or Clearstream, Luxembourg will, to the extent such transfer will be recorded on the Austraclear System, be subject to the Corporations Act and the requirements for minimum consideration summarised in the section headed "Transfer Procedure" below.
	The Issuer will not be responsible for the operation of the clearing arrangements which is a matter for the clearing institutions, their nominees, their participants and the investors.
Denominations:	MTNs will be issued in minimum denominations of A$1,000 or such other amount specified in the relevant Pricing Supplement.
Tenor:	As specified in the relevant Pricing Supplement.
Issue Price:	MTNs may be issued at any price on a fully or partly paid basis, as specified in the relevant Pricing Supplement.
Settlement Price:	As specified in the relevant Pricing Supplement or as otherwise agreed between the parties. The Settlement Price is the Issue Price less any fees payable by the Issuer to the relevant Lead Managers and Dealers in respect of the MTNs plus accrued interest (if any, and in the case of a subsequent Tranche of MTNs in the same Series) and (if the Issue Date is postponed) an amount equal to any interest in respect of the MTNs which would have accrued from the original Issue Date until the new Issue Date.
Interest:	MTNs may be interest bearing or non-interest bearing. Interest (if any) may accrue at a fixed or variable rate and may vary during the life of a Series.
Interest Payment Dates:	Interest (if any) is payable on the dates specified in the relevant Pricing Supplement.
Transfer Procedure:	The minimum aggregate price payable on each transfer of MTNs (or any interest in them) which is subject to the Corporations Act must be at least A$500,000 (disregarding moneys lent by the offeror or its associates) or the transfer must be otherwise effected in a manner which constitutes an offer or

invitation which does not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act.

Each transfer of MTNs (or any interest in them) must also:

- comply with Banking (Exemption) Order No. 82 as if it applied to the Issuer *mutatis mutandis*; and

- be made in accordance with all applicable laws.

Interests in MTNs entered in the Austraclear System will be transferred only in accordance with the rules and regulations established by Austraclear (as amended or replaced from time to time) to govern the use of the Austraclear System ("**Austraclear Regulations**").

Application for the transfer of MTNs not in the Austraclear System must be made by lodgement of a duly completed and (if applicable) stamped transfer and acceptance form with the Registrar. Transfer and acceptance forms are obtainable from the Registrar. A transfer takes effect upon the transferee's name being entered in the Register.

Redemption:
MTNs entered in the Austraclear System will be redeemed at maturity through Austraclear in accordance with the Austraclear Regulations.

Where MTNs are not entered in or have been removed from the Austraclear System, the MTNs will be redeemed at maturity with payment by electronic transfer or cheque made in accordance with the Terms and Conditions.

Payments:
All payments will be made in Australian dollars. Payments of principal and interest under MTNs entered in the Austraclear System will be made in accordance with the Austraclear Regulations.

If an MTN is not entered in, or is removed from, the Austraclear System, payments of principal and interest under the MTNs will be made to the person whose name appears in the Register as an MTN Holder at the close of business on the eighth day before the relevant date for payment. Payments will be made by transfer to an account in Australia or by mailing a cheque to an address in Australia as specified by the MTN Holder in accordance with the latest payment instructions of that person received by the Registrar. For joint MTN Holders, payments will be made to the MTN Holders in their joint names unless otherwise requested.

Listing:
Application may be made for one or more Tranches issued pursuant to the programme to be listed on the Australian Stock Exchange operated by ASX Limited (ABN 98 008 624 691). MTNs which are listed on the Australian Stock Exchange will not be transferred through or registered on the Clearing House Electronic Subregister System ("**CHESS**") and will not be "Approved Financial Products" (as defined for the purposes of CHESS).

Selling Restrictions:
The MTNs are subject to restrictions on their offering, sale and delivery (see "Selling Restrictions" on pages 38 to 43 of this Information Memorandum).

Governing Law:
The law in force in New South Wales.

Terms and Conditions of the MTNs

The following are the Terms and Conditions of the MTNs which, as supplemented, modified or replaced in relation to any MTNs by the relevant Pricing Supplement, will be applicable to each Series of MTNs.

The MTNs will be unconditional, direct and unsecured obligations of the ordinary capital resources of the Issuer owing under the Deed Poll and will take the form of entries in the Register. A copy of the Deed Poll is available for inspection from the Issuer and, on request (following reasonable written notice of such) from the Arranger and the Registrar, in each case, at their respective offices during normal business hours.

Each Tranche will be the subject of a Pricing Supplement, copies of which are also available for inspection from the Issuer and, on request (following reasonable written notice of such) from the Registrar at its office during normal business hours.

The Issuer is not a bank or ADI which is authorised under the Banking Act. The MTNs are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

Each MTN Holder and any person claiming through or under an MTN Holder is deemed to have notice of, and is bound by, these Terms and Conditions, the Deed Poll, this Information Memorandum and any other arrangements concerning the MTNs as are applicable to MTN Holders as specified in the relevant Pricing Supplement.

1 Interpretation

Definitions

1.1 The following words have these meanings in these terms and conditions unless the contrary intention appears or unless specifically provided in a Pricing Supplement:

Amortised Face Amount means in relation to an MTN, an amount equal to the sum of:

(a) the Issue Price specified in the Pricing Supplement; and

(b) the product of the Amortisation Yield specified in the Pricing Supplement (compounded annually) being applied to the Issue Price from (and including) the Issue Date specified in the Pricing Supplement to (but excluding) the date fixed for redemption or (as the case may be) the date upon which the MTN becomes due and repayable.

Where such calculation is to be made for a period which is not a whole number of years, the calculation in respect of the period of less than a full year shall be made on the basis of the Day Count Fraction specified in the Pricing Supplement for the purposes of this definition.

Applicable Business Day Convention means the Business Day Convention specified in the Pricing Supplement as applicable to any date in respect of the MTN or, if none is specified, the Applicable Business Day Convention for such purpose is "Following". Different Business Day Conventions may apply, or be specified in relation to, the Interest Payment Dates, Interest Period End Dates and any other date or dates in respect of any MTNs.

Austraclear means Austraclear Limited (ABN 94 002 060 773).

Austraclear Regulations means the regulations known as the "Austraclear Regulations", together with any instructions or directions, established by Austraclear (and as amended or replaced from time to time) to govern the use of the Austraclear System and binding on the participants in the Austraclear System.

Austraclear System means the system operated by Austraclear for holding securities and the electronic recording and settling of transactions in those securities between members of that system.

Banking (Exemption) Order No. 82 means the directive so entitled dated 23 September 1996 promulgated by the Assistant Treasurer of Australia under the Banking Act 1959 of Australia.

Business Day Convention means the convention for adjusting any relevant date if it would otherwise fall on a day that is not a Business Day. The following terms, where specified in the Pricing Supplement in relation to any date applicable to any MTN, shall mean that an adjustment will be made if that date would otherwise fall on a day that is not a Business Day so that:

(a)   if "**Following**" is specified, that date will be the first following day that is a Business Day;

(b)   if "**Modified Following**" or "**Modified**" is specified, that date will be the first following day that is a Business Day unless that day falls in the next calendar month, in which case that date will be the first preceding day that is a Business Day; and

(c)   if "**Preceding**" is specified, that date will be the first preceding day that is a Business Day.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks are open for general banking business in such place(s) as may be specified in the relevant Pricing Supplement.

Calculation Agent means, in respect of a Series, the entity specified as such (if any) in the relevant Pricing Supplement.

CHESS means the Clearing House Electronic Subregister operated by ASX Settlement and Transfer Corporation Pty Ltd (ABN 49 008 504 532).

Condition means the correspondingly numbered condition in these Terms and Conditions.

"**Corporations Act**" means the Corporations Act 2001 of Australia**.**

"**Day Count Fraction**" means, in respect of the calculation of interest on an MTN for any period of time ("**Calculation Period**"), the day count fraction specified in the Pricing Supplement and:

(a)   if "**Actual/Actual (ICMA)**" is so specified, means:

(i)   where the Calculation Period is equal to or shorter than the Regular Period during which it falls, the actual number of days in the Calculation Period divided by the product of (1) the actual number of days in such Regular Period, and (2) the number of Regular Periods normally ending in any year; and

(ii)   where the Calculation Period is longer than one Regular Period, the sum of:

(A)   the actual number of days in such Calculation Period falling in the Regular Period in which it begins divided by the product of (1) the actual number of days in such Regular Period and (2) the number of Regular Periods in any year; and

(B)   the actual number of days in such Calculation Period falling in the next Regular Period divided by the product of (1) the actual number of days in such Regular Period, and (2) the number of Regular Periods normally ending in any year;

(b)   if "**Actual/Actual**" or "**Actual/Actual (ISDA)**" is so specified, means the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i)   the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and

(ii)   the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(c)   if "**Actual/365 (Fixed)**" is so specified, means the actual number of days in the Calculation Period divided by 365;

(d)   if "**Actual/360**" is so specified, means the actual number of days in the Calculation Period divided by 360;

(e)   if "**30/360**", "**360/360**" or "an MTN" is specified in the relevant Pricing Supplement, the number of days in the Interest Period divided by 360 calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"Y_1"   is the year, expressed as a number, in which the first day of the Calculation Period falls;

"Y_2"   is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"M_1"   is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"M_2"   is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"D_1"   is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D_1 will be 30; and

"D_2"   is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31 and D_1 is greater than 29, in which case D_2 will be 30;

(f)   if "**30E/360**" or "**Eurobond basis**" is specified in the relevant Pricing Supplement, the number of days in the Interest Period divided by 360 calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"**Y_1**"   is the year, expressed as a number, in which the first day of the Calculation Period falls;

"**Y_2**"   is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"**M_1**"   is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"**M_2**"   is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"**D_1**"   is the first calendar day, expressed as a number, of the Calculation Period, unless such number would be 31, in which case D1 will be 30; and

"**D_2**"   is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless such number would be 31, in which case D2 will be 30;

(g)   if "**30E/360 (ISDA)**" is specified hereon, the number of days in the Calculation Period divided by 360, calculated on a formula basis as follows:

$$\text{Day Count Fraction} = \frac{[360 \times (Y_2 - Y_1)] + [30 \times (M_2 - M_1)] + (D_2 - D_1)}{360}$$

where:

"**Y_1**"   is the year, expressed as a number, in which the first day of the Calculation Period falls;

"**Y_2**"   is the year, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"**M_1**"   is the calendar month, expressed as a number, in which the first day of the Calculation Period falls;

"**M_2**"   is the calendar month, expressed as a number, in which the day immediately following the last day included in the Calculation Period falls;

"**D_1**"   is the first calendar day, expressed as a number, of the Calculation Period, unless (i) that day is the last day of February or (ii) such number would be 31, in which case D_1 will be 30; and

"**D$_2$**" is the calendar day, expressed as a number, immediately following the last day included in the Calculation Period, unless (i) that day is the last day of February but not the Maturity Date or (ii) such number would be 31, in which case D$_2$ will be 30;

(h) if "**RBA Bond Basis**" or "**Australian Bond Basis**" is so specified, means one divided by the number of Interest Payment Dates in a year; and

(i) any other day count fraction specified in the Pricing Supplement;

Deed Poll means the deed poll made by the Issuer and dated 16 July 1999 as amended and restated on 18 December 2009.

Early Termination Amount means in relation to an MTN, the Outstanding Principal Amount or, if the MTN is non-interest bearing, the Amortised Face Amount or such other redemption amount as may be specified in, or determined in accordance with the provisions of, the Pricing Supplement.

Event of Default has the meaning given to it in Condition 8.

Extraordinary Resolution has the meaning given to it in the Meeting Provisions.

Interest Accrual Period means, in respect of an Interest Period, each successive period beginning on (and including) an Interest Period End Date and ending on (but excluding) the next succeeding Interest Period End Date during that Interest Period, provided that the first Interest Accrual Period commences on (and includes) the Interest Commencement Date and the final Interest Accrual Period ends on (but excludes) the date of final maturity.

Interest Commencement Date means the date of issue of the MTNs as specified in the Pricing Supplement or such other date as may be specified as such in the Pricing Supplement.

Interest Payment Date means the date or dates specified as such in, or determined in accordance with the provisions of, the Pricing Supplement and adjusted, if necessary, in accordance with the Applicable Business Day Convention.

Interest Period End Date means the dates specified as such in, or determined in accordance with the provisions of, the Pricing Supplement as adjusted, if necessary, in accordance with the Applicable Business Day Convention or, if no date or dates are specified in the Pricing Supplement, means the dates which correspond with the Interest Payment Dates in respect of the MTNs.

Interest Period means each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date, provided that the first Interest Period commences on (and includes) the Interest Commencement Date and the final Interest Period ends on (but excludes) the date of final maturity.

Interest Rate means the rate or rates (expressed as a percentage per annum) or amount or amounts (expressed as a price per unit of relevant currency) of interest payable in respect of the MTNs specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

Issue Date means the issue date specified in or determined in accordance with the provisions of the Pricing Supplement.

Issue Price means the Issue Price specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

Issuer means Inter-American Development Bank, an international institution established under the "Agreement Establishing the Inter-American Development Bank" which became effective on 30 December 1959.

Maturity Date means the maturity date specified in, or determined in accordance with the provisions of, the Pricing Supplement.

Maturity Redemption Amount means, in relation to an MTN, the Outstanding Principal Amount or such other redemption amount as may be specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

Maximum Interest Rate means the Maximum Interest Rate specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

Member Countries means the countries which are members of the Issuer from time to time.

Meeting Provisions means the provisions for the convening of meetings of, and passing of resolutions by, MTN Holders set out in the schedule to the Deed Poll.

Minimum Interest Rate means the Minimum Interest Rate specified in, or calculated or determined in accordance with the provisions of, the Pricing Supplement.

MTN means medium term note being a debt obligation of the Issuer owing under the Deed Poll to an MTN Holder, the details of which are recorded in, and evidenced by, inscription in the Register.

MTN Holder means a person whose name is for the time being entered in the Register as the holder of an MTN or, where an MTN is owned jointly by one or more persons, the persons whose names appear in the Register as the joint owners of that MTN.

Ordinary Resolution has the meaning given to it in the Meeting Provisions.

Outstanding Principal Amount means, in relation to an MTN, the principal amount outstanding on that MTN from time to time.

Pricing Supplement means the Pricing Supplement prepared by the Issuer in relation to the MTNs of the relevant Tranche or Series.

Record Date means, in the case of payments of interest or principal, the eighth day before the relevant date for payment.

Register means, in respect of a Series, a register, including any branch register, of MTN Holders established and maintained by or on behalf of the Issuer in which is entered the names and addresses of MTN Holders whose MTNs are carried on that register, the amount of MTNs held by each such MTN Holder and the Tranche, Series and date of issue and transfer of those MTNs, and any other particulars which the Issuer sees fit.

Registrar means, in respect of a Series, the Reserve Bank of Australia or such other person appointed by the Issuer to establish and maintain the Register for that Series on the Issuer's behalf from time to time.

Registry Services Agreement means, in respect of a Series, the agreement entitled "Registry Services Agreement" between the Issuer and the Registrar applicable to that Series, or any replacement of it, as amended from time to time.

Resolution means an Extraordinary Resolution or Ordinary Resolution, as the context requires.

Series means a Tranche or Tranches of MTNs which are identical, except that:

(a) the Issue Date and the amount of the first payment of interest may be different in respect of different Tranches of a Series; and

(b) a Series may comprise MTNs in more than one denomination.

Tranche means MTNs which are issued on the same Issue Date and the terms of which are identical in all respects (except that a Tranche may comprise MTNs in more than one denomination).

Interpretation

1.2 In these terms and conditions unless the contrary intention appears:

(a) a reference to these terms and conditions is a reference to these terms and conditions as modified, supplemented or replaced by the Pricing Supplement;

(b) a reference to "**Australian Dollars**", "**A$**" or "**dollars**" is a reference to the lawful currency of Australia;

(c) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) the singular includes the plural and vice versa;

(e) the word "person" includes a firm, body corporate, an unincorporated association or an authority;

(f) a reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns; and

(g) a reference to any thing (including, without limitation, any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to all of them collectively and to each of them individually.

Headings

1.3 Headings are inserted for convenience and do not affect the interpretation of these terms and conditions.

2   Form, denomination and title

Constitution under Deed Poll

2.1 The MTNs are debt obligations of the Issuer owing under the Deed Poll and take the form of entries in the Register. Each entry in the Register constitutes a separate and individual acknowledgment to the relevant MTN Holder of the indebtedness of the Issuer to the relevant MTN Holder.

Independent obligations

2.2   The obligations of the Issuer in respect of each MTN constitute separate and independent obligations which the MTN Holder to whom those obligations are owed is entitled to enforce without having to join any other MTN Holder or any predecessor in title of an MTN Holder.

Denomination

2.3   Unless otherwise specified in the Pricing Supplement:

(a)   MTNs are issued in:

(i)   the denomination specified in the relevant Pricing Supplement, provided that the consideration payable to the Issuer by the relevant MTN Holder is a minimum of A$500,000; and

(ii)   a manner which would not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act and which complies with Banking (Exemption) Order No. 82 as if it applied to the Issuer *mutatis mutandis*; or

(b)   where the issue is not subject to the Corporations Act, MTNs are issued in such denominations as will comply with all applicable laws.

Register conclusive

2.4   Entries in the Register in relation to an MTN constitute conclusive evidence that the person so entered is the registered owner of the MTN, subject only to rectification for fraud or error. No MTN will be registered in the name of more than 4 persons. An MTN registered in the name of more than one person is held by those persons as joint tenants. MTNs will be registered by name only without reference to any trusteeship. The person registered in the Register as an MTN Holder will be treated by the Issuer and the Registrar as absolute owner of that MTN and neither the Issuer nor the Registrar is, except as ordered by a court or required by statute, obliged to take notice of any other claim to an MTN.

MTN Holder absolutely entitled

2.5   Upon a person acquiring title to any MTN by virtue of becoming registered as the owner of that MTN, all rights and entitlements arising by virtue of the Deed Poll in respect of that MTN vest absolutely in the registered owner of the MTN, such that no person who has previously been registered as the owner of the MTN has or is entitled to assert against the Issuer or the Registrar any rights, benefits or entitlements in respect of the MTN.

Location of Register

2.6   The Register will be established and maintained in Sydney or such other city as the Issuer and the Registrar may agree.

Certificates

2.7   No certificate or other evidence of title will be issued by or on behalf of the Issuer to evidence title to an MTN, unless the Issuer determines that certificates should be made available or it is required to do so pursuant to any applicable law or regulation.

3 Transfers

Limit on transfer

3.1   An MTN may not be transferred in part. Unless otherwise specified in the Pricing Supplement, MTNs may only be transferred if the transfer is in compliance with the laws of the jurisdiction in which the transfer takes place and:

(b)   the transfer is made in a manner which does not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act and which complies with Banking (Exemption) Order No. 82 as if it applied to the Issuer *mutatis mutandis*; or

(c)   where the transfer is not subject to the Corporations Act, such transfer is made in accordance with all applicable laws.

MTNs entered in the Austraclear System will be transferable only in accordance with the Austraclear Regulations.

Transfer forms

3.2   Unless the MTNs are lodged in the Austraclear System, application for the transfer of MTNs must be made by the lodgement of a transfer form with the Registrar. Transfer forms are available from the Registrar. Each form must be accompanied by such evidence (if any) as the Registrar may require to prove the title of the transferor or the transferor's right to transfer the MTN and be signed by both the transferor and the transferee.

Marking

3.3   The Registrar will provide a marking service under which the Registrar will upon request mark transfers to evidence the transferor's title to MTNs in the principal amount and of the type shown in the transfer. Such marking of a transfer form will prohibit a dealing with the MTNs referred to on the transfer form in accordance with the details set out in the relevant marking notation for a period from the date of marking to the earliest of:

(a)   42 days from the date of the marking;

(b)   the stamping of the relevant marking notation on that transfer form with the Registrar's cancellation stamp; or

(c)   the execution of the marked transfer form by the transferee, as and when notified to the Registrar.

Registration of transfer

3.4   The transferor of an MTN is deemed to remain the MTN Holder until the name of the transferee is entered in the Register in respect of that MTN. Transfers will not be registered later than 7 days prior to the Maturity Date of the MTNs.

No charge on transfer

3.5   Transfers will be registered without charge, provided all taxes, duties or other governmental charges (if any) imposed in relation to the transfer have been paid.

Estates

3.6 A person becoming entitled to an MTN as a consequence of the death or bankruptcy of an MTN Holder or of a vesting order or a person administering the estate of an MTN Holder may, upon producing such evidence as to that entitlement or status as the Registrar considers sufficient, transfer the MTN or, if so entitled, become registered as the MTN Holder.

Unincorporated associations

3.7 A transfer to an unincorporated association is not permitted and a purported transfer to an unincorporated association is not effective.

Transfer of unidentified MTNs

3.8 Where the transferor executes a transfer of less than all MTNs of the relevant Tranche or Series registered in its name, and the specific MTNs to be transferred are not identified, the Registrar may (subject to the limit on minimum holdings) register the transfer in respect of such of the MTNs of the relevant Tranche or Series registered in the name of the transferor as the Registrar thinks fit, provided the aggregate principal amount of the MTNs registered as having been transferred equals the aggregate principal amount of the MTNs expressed to be transferred in the transfer.

Registry

3.9 MTNs which are listed on the Australian Stock Exchange operated by ASX Limited (ABN 98 008 624 691) will not be transferred through or registered on CHESS and will not be "Approved Financial Products" (as defined for the purposes of CHESS).

4 **Status**

4.1 The MTNs of each Series constitute unconditional, direct and unsecured obligations of the ordinary capital resources of the Issuer ranking *pari passu* without any preference among themselves and equally with all other unsecured outstanding obligations of the ordinary capital resources (other than subordinated indebtedness) of the Issuer from time to time.

4.2 The MTNs are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

5 **Negative Pledge**

So long as any of the MTNs shall remain outstanding, the Issuer will not create or permit to be created on any of its property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by the Issuer for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by the Issuer as security for all or part of the purchase price thereof), unless the MTNs shall be secured by such mortgage, pledge or other lien or charge equally and rateably with such other bonds, notes or evidences of indebtedness.

6 **Interest**

6.1 MTNs may be interest bearing or non-interest bearing, as specified in the Pricing Supplement.

Interest-bearing MTNs

6.2   MTNs which are specified in the Pricing Supplement as being interest bearing bear interest from their Interest Commencement Date at the Interest Rate and such interest is payable in arrears on each Interest Payment Date.

Interest accrues from the Interest Commencement Date on the Outstanding Principal Amount. Interest will cease to accrue on the date of final maturity of an MTN unless payment of any principal amount is improperly withheld or refused or if default is otherwise made in respect of payment thereof in which case interest continues to accrue on such principal amount (as well after as before any demand or judgment) at the Interest Rate then applicable up to (but excluding) the date on which the relevant payment is made.

Non-interest bearing MTNs

6.3   If any Maturity Redemption Amount in respect of any MTN which is non-interest bearing is not paid when due, interest shall accrue on the overdue amount at a rate per annum (expressed as a percentage per annum) equal to the Amortisation Yield specified in, or determined in accordance with the provisions of, the Pricing Supplement.

Calculations and adjustments

6.4   The amount of interest payable in respect of any MTN for any period is calculated by multiplying the product of the Interest Rate and the Outstanding Principal Amount by the Day Count Fraction, save that if the Pricing Supplement specifies an amount in respect of such period, the amount of interest payable in respect of such MTN for such period is equal to such specified amount. Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period is the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

If any Maximum Interest Rate or Minimum Interest Rate is specified in the relevant Pricing Supplement, then the Interest Rate will not in any event exceed the maximum or be less than the minimum so specified.

For the purposes of any calculations referred to in these terms and conditions and unless otherwise specified in these terms and conditions or the Pricing Supplement:

(a)   all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundredth of a percentage point (with 0.005 per cent. being rounded up to 0.01 per cent.);

(b)   all Australian dollar amounts used in or resulting from such calculations will be rounded to the nearest cent (with one half cent being rounded up).

Calculation Agent

6.5   As soon as practicable after the relevant time on such date as these Terms and Conditions or the relevant Pricing Supplement may require:

(a)   any Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount or any other amount to be calculated; or

(b)   any quote to be obtained or any determination or calculation to be made by the Calculation Agent,

if required by the relevant Pricing Supplement, the Calculation Agent will:

(c)   determine the Interest Rate in respect of each denomination of the MTNs for the relevant Interest Accrual Period, Interest Period or Interest Payment Date;

(d)   calculate the Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount or other amount; or

(e)   obtain such quote or make such determination or calculation,

and cause the Interest Rate for each Interest Accrual Period, Interest Period or Interest Payment Date and, if required to be calculated, any Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount or other amount, to be notified to the Registrar, the Issuer and (if the MTNs are listed on any stock exchange) any relevant stock exchange as soon as possible after their determination but in no event later than 5.00pm Australian Eastern Standard Time (or, if applicable, Australian Eastern Summer Time) on the Business Day on which such calculation is made.

The Calculation Agent must obtain relevant quotes from appropriate banks or reference agents or obtain information from such other sources as are specified in these Terms and Conditions or the Pricing Supplement or, failing which, as the Calculation Agent deems appropriate.

The calculations and determinations made by the Calculation Agent shall, in the absence of manifest error, be final and binding on the parties.

7   Redemption and purchase

Redemption on maturity

7.1   Unless previously redeemed, or purchased and cancelled (or unless such MTN is stated in the Pricing Supplement as having no fixed maturity date), each MTN shall be redeemed on maturity at its Maturity Redemption Amount.

Purchase of MTNs

7.2   The Issuer may at any time purchase MTNs in the open market or otherwise and at any price. All unmatured MTNs purchased in accordance with this condition may be held, resold, re-issued or cancelled at the discretion of the Issuer subject to compliance with all legal and regulatory requirements.

8   Events of Default

If the Issuer shall default in the payment of the principal of, premium (if any) or interest on, or in the performance of any covenant in respect of a purchase fund or sinking fund in, any bonds or notes (including the MTNs) or similar present or future obligations which have been issued, assumed or guaranteed by the Issuer and such default shall continue for a period of (and in such case become an Event of Default):

(a)   30 days in the case of a default in the payment of the principal of, premium (if any) or interest on the MTNs; or

(b)   90 days in the case of a default in respect of any such other obligation referred to above,

then at any time after the occurrence of, and during the continuance of, an Event of Default, any MTN Holder may deliver or cause to be delivered to the Issuer at its Head Office in the City of Washington, District of Columbia, United States of America written notice that such MTN Holder elects to declare the Early Termination Amount (together with all accrued interest (if any)) applicable to each MTN held by the MTN Holder to be due and payable.

On the thirtieth day after the delivery of such notice to the Issuer such Early Termination Amount and such interest shall become due and payable, unless prior to that time all Events of Default shall have been remedied.

9   Payments

Record Date

9.1   Payments to MTN Holders will be made according to the particulars recorded in the Register at 5.00pm on the relevant Record Date.

Joint MTN Holders

9.2   When an MTN is held jointly, payment will be made to the MTN Holders in their joint names unless requested otherwise.

Payments to accounts

9.3   Payments in respect of each MTN will be made by crediting on the relevant Interest Payment Date, in the case of payments of interest, or on the due date for redemption or repayment, in the case of payments of principal, the amount then due to an account in Australia previously notified by the registered owner of the MTN to the Registrar.

If the registered owner of the MTN has not notified the Registrar of such an account by close of business on the relevant Record Date, payments in respect of the relevant MTN will be made by cheque drawn on a bank in Australia, mailed on the relevant Interest Payment Date, in the case of payments of interest, or on the due date for redemption or repayment, in the case of payments of principal, at the MTN Holder's risk to the registered owner (or to the first named of joint registered owners) of such MTN at the address appearing in the Register as at the Record Date.

Cheques to be despatched to the nominated address of an MTN Holder will in such cases be deemed to have been received by the MTN Holder on the relevant Interest Payment Date, in the case of payments of interest, or on the due date for redemption or repayment, in the case of payments of principal, and no further amount will be payable by the Issuer in respect of the relevant MTN as a result of payment not being received by the MTN Holder on the due date.

If a payment in respect of the relevant MTN is prohibited by law from being made in Australia, such payment will be made in an international financial centre for the account of the relevant payee, and on the basis that the relevant amounts are paid in immediately available funds, freely transferable at the order of the payee.

Payments to the Registrar

9.4   Unless otherwise agreed between the Issuer and the Registrar, the Issuer must pay amounts due under each MTN to a bank account in Sydney in the name of the Issuer operated by the Registrar.

Payment constitutes release

9.5   Any payment made by or on behalf of the Issuer to the Registrar for the account of a person whose name is, at the time such payment is made, inscribed in the Register as the MTN Holder constitutes for all purposes an absolute and unconditional release and discharge of the Issuer, to the extent of such payment, of all obligations and indebtedness in respect of the MTN in relation to which the payment was made.

9.6 If a payment is due under an MTN on a day which is not a Business Day the MTN Holder is entitled to payment of such amount in accordance with the Applicable Business Day Convention and is not entitled to any interest or other payment in respect of any such delay.

Taxation

9.7 The MTNs and the interest thereon will not be exempt from taxation generally. Under the "Agreement Establishing the Inter-American Development Bank", the Issuer is not under any obligation to withhold or pay any tax imposed by any member on the interest on the MTNs. Under the "Agreement Establishing the Inter-American Development Bank", the MTNs and the interest thereon are not subject to any tax by a member country.

The relevant Pricing Supplement may set forth additional tax consequences to MTN Holders of MTNs of a particular series.

10 Further issues

The Issuer may from time to time, without the consent of any MTN Holder, issue further MTNs having the same terms and conditions as the MTNs of any Series in all respects (or in all respects except for the first payment of interest, if any, on them and/or their denomination) so that such further issue shall be consolidated and so form a single Series with the MTNs of that Series.

11 Time limit for claims

A claim against the Issuer for a payment under an MTN is void unless such claim is made within:

(a) 5 years of the relevant Interest Payment Date in the case of a claim in respect of the payment of interest provided that if the Issuer has not made provision for full payment of such interest to be made on the relevant Interest Payment Date, such claim must be made within 5 years of such later date on which provision for full payment has been made by the Issuer; or

(b) 10 years of the relevant Maturity Date in the case of a claim in respect of the payment of principal provided that if the Issuer has not made provision for full payment of such principal to be made on the relevant Maturity Date, such claim must be made within 10 years of such later date on which provision for full payment has been made by the Issuer.

12 Notices

To the Issuer and the Registrar

12.1 A notice or other communication in connection with an MTN to the Issuer or the Registrar must be in writing and may be given by prepaid post or delivery to the initial address of the addressee as specified below:

(a) if to the Issuer, to:

Address: 1300 New York Avenue, N.W.,
Washington, D.C. 20577
USA

Facsimile No: (0015 1) 202 623 3523
Attention: Chief, Treasury Division

(b)   if to the Registrar, to:

    Address: 65 Martin Place,
                    Sydney NSW 2000

    Facsimile No: (61 2) 9551 8007
    Attention: The Registrar

or such other address as may be notified to the MTN Holders in accordance with Condition 12.2.

To MTN Holders

12.2   A notice or other communication in connection with an MTN to the MTN Holder must be in writing and may be given by:

(a)   an advertisement published in The Australian Financial Review or any other newspaper or newspapers circulating in Australia generally; or

(b)   prepaid post or delivery to the address of each MTN Holder or any relevant MTN Holder as shown in the Register at the close of business in Sydney 3 Business Days prior to the despatch of the relevant notice or communication.

Effective on receipt

12.3   Unless a later time is specified in it a notice, approval, consent or other communication takes effect from the time it is received, except that if it is received after 5.00pm in the place of receipt or on a non-business day in that place, it is to be taken to be received at 9.00am on the next succeeding Business Day in that place.

Proof of receipt

12.4   Subject to Condition 12.3, proof of posting of a letter, publication of a communication or delivery of a communication is proof of receipt:

(a)   in the case of a letter, on the third (seventh, if outside Australia) day after posting; and

(b)   in the case of a publication, on the date of such publication; and

(c)   in the case of a delivery, at the time of delivery to the relevant address.

13   Meetings of MTN Holders

Meetings of MTN Holders may be convened in accordance with the Meeting Provisions. Any such meeting may consider any matters affecting the interests of MTN Holders, including, without limitation, the variation of the terms of the MTNs by the Issuer and the granting of approvals, consents and waivers.

14   Amendments

The Terms and Conditions and the form of the Pricing Supplement may be amended by the Issuer, and the Registry Services Agreement may be amended by the parties thereto, in each case without the consent of any MTN Holder:

(a)   for the purposes of curing any ambiguity, or correcting or supplementing any defective or inconsistent provisions therein; or

(b)   in the case of the Terms and Conditions and the form of the Pricing Supplement, in any manner which the Issuer deems, or in the case of the Registry Services Agreement, in any other manner which the Issuer and the Registrar deem, necessary or desirable and which does not adversely affect the interests of the MTN Holders.

The Terms and Conditions, Pricing Supplement and Registry Services Agreement may otherwise be varied by the Issuer with the approval of the MTN Holders by Extraordinary Resolution and, in the case of the Registry Service Agreement, in accordance with that agreement. No other variation to the Terms and Conditions has effect in relation to the MTN Holders who hold MTNs at the date of any amending deed, unless they otherwise agree in writing. A variation will take effect in relation to all subsequent MTN Holders. A variation which effects only a particular Series or Tranche of MTNs may be approved solely by the MTN Holders of such Series or Tranche.

15   Registrar

Role of the Registrar

15.1   In acting under the Registry Services Agreement in connection with the MTNs, the Registrar acts solely as agent of the Issuer and does not assume any obligations towards or relationship of agency or trust for or with any of the MTN Holders save insofar as that any funds received by the Registrar in accordance with the Registry Services Agreement shall, pending their application in accordance with the Registry Services Agreement, be held by it in a segregated account which shall be held for the benefit of the persons entitled to those funds.

Change of Registrar

15.2   The Issuer reserves the right at any time to terminate the appointment of the Registrar in accordance with the Registry Services Agreement and to appoint successor or additional registrars, provided, however, that the Issuer must at all times maintain the appointment of a registrar in respect of each Series with its specified office in Australia. Notice of any such termination of appointment will be given to the MTN Holders in accordance with Condition 12.

16   Governing law and jurisdiction

Governing law

16.1   The MTNs are governed by the law in force in New South Wales.

Jurisdiction

16.2   The Issuer irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. The Issuer waives any right it has to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim that those courts do not have jurisdiction.

16.3   Without preventing any other mode of service, any document in an action (including, without limitation, any writ of summons or other originating process or any third or other party notice) may be served on the Issuer by being delivered to or left for the Issuer with its process agent referred to in Condition 16.4.

Agent for service of process

16.4   The Issuer appoints Dabserv Corporate Services Pty Limited of Governor Phillip Tower, 1 Farrer Place, Sydney, NSW, 2000, Australia to receive any document referred to in

Condition 16.3. If for any reason that person ceases to be able to act as such, the Issuer must immediately appoint another person with an office located within Australia to receive any such document.

Pro-forma Pricing Supplement

The Pricing Supplement that will be issued in respect of each Tranche will be substantially in the form set out below.

Series No.:   [●]
Tranche No.:   [●]
Date: [●]

INTER-AMERICAN DEVELOPMENT BANK



**Australian Dollar
Medium Term Note Program**

Issue of

[Aggregate Principal Amount of Tranche]
[Title of MTNs] ("MTNs")

[to be consolidated and form a single Series with the Issuer's existing
[Aggregate Principal Amount of Tranche] [Title of MTNs] issued on [insert date(s)]]

The Program has been rated AAA by Standard & Poor's Ratings Group (a division of
McGraw-Hill Inc.) and Aaa by Moody's Investors Service, Inc.

Each offer to purchase or invitation to buy MTNs in Australia (a) must constitute an offer or invitation which does not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia such that the amount payable by each person who subscribes for MTNs must be at least A$500,000 (disregarding moneys lent by the offeror or its associates), and (b) must comply with Banking (Exemption) Order No. 82 dated 23 September 1996 promulgated by the Assistant Treasurer of Australia under the Banking Act 1959 of Australia ("Banking Act") as if it applied to the Issuer mutatis mutandis. The sale of the MTNs is also subject to the other selling restrictions set out in the Information Memorandum dated 18 December 2009 and this Pricing Supplement.

The Issuer is not a bank or authorised deposit-taking institution which is authorised under the Banking Act. The MTNs are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

This Pricing Supplement (as referred to in the Information Memorandum dated 18 December 2009 and Deed Poll dated 16 July 1999 as amended and restated on 18 December 2009 (together, the "**Deed Poll**") in relation to the above Program) relates to the MTNs.

The Terms and Conditions of the MTNs are as set out on [pages 12 to 28 of the Information Memorandum[1] / pages 10 to 26 of the Information Memorandum dated 16 July 1999 (which apply in lieu of those set out on pages 12 to 28 of the Information Memorandum dated 18 December 2009)[2]], as amended and supplemented by this Pricing Supplement. The MTNs are constituted by the Deed Poll. Capitalised terms not defined in this Pricing Supplement shall have the meanings given in the Information Memorandum [dated 18 December 2009].

The particulars to be specified in relation to the MTNs are as follows:

1	Description of MTNs:	[Fixed Rate / Floating Rate] [Notes] [MTNs] [Bonds] [Instruments]
2	Issuer:	Inter-American Development Bank
3	Registrar:	[Reserve Bank of Australia] [Other]
4	Type of Issue:	[Underwritten / Non-Underwritten / Private Placement]
5	Lead Manager(s):	[Name(s)]
6	Dealer(s):	[Name(s)]
7	Currency:	
	- of Denomination:	Australian dollars
	- of Payment:	[Specify]
8	Aggregate principal amount of Tranche:	[Specify]
9	If interchangeable with existing Series:	[Not applicable] [Yes - to be consolidated and form a single series with the Issuer's [Aggregate Principal Amount of Tranche] [Title of MTNs] issued on [insert date(s)]]
10	Issue Date:	[Specify]
11	Issue Price:	[Specify, including any component of accrued interest]
12	Denomination(s):	[A$1,000, subject to the requirement that the amount payable by each person who subscribes for MTNs must be at least A$500,000] [Other]

---

[1] Use the first alternative for the first Tranche of a new Series or a subsequent Tranche of a Series issued after the publication of the Information Memorandum dated 18 December 2009.

[2] Use the second alternative for a subsequent Tranche of a Series initially issued on the basis of the Information Memorandum dated 16 July 1999 and prior to the publication of the Information Memorandum dated 18 December 2009 and ensure that any changes to the Terms and Conditions made in previous Pricing Supplements for the Series are replicated in this Pricing Supplement.

13	Definition of Business Day:			[A day (other than a Saturday or Sunday) on which commercial banks are open for general banking business in Sydney] [Other]

14 Interest:

	(a)	If Interest bearing:			[*If a paragraph does not apply insert "Not applicable"*]
		(i)	Interest Rate:		[Specify rate (if fixed) or full determination provisions (if floating) or formula or if Calculation Agent is appointed]
		(ii)	Interest Amount:		[Specify per MTN if fixed rate]
		(iii)	Interest Payment Dates:		[Specify] of each year, commencing on and from [specify] to, and including, the Maturity Date
		(iv)	Interest Period End Dates:		[Specify. If nothing is specified, Interest Period End Dates will correspond with Interest Payment Dates]
		(v)	Applicable Business Day Convention:		[Specify. If nothing is specified, "Following" will apply]
			-	for Interest Payment Dates:	[Specify]
			-	for Maturity Date:	[Specify]
			-	for Interest Period End Dates:	[Specify]
			-	any other dates:	[Specify]
		(vi)	Day Count Fraction:		[RBA Bond Basis] [Other]
		(vii)	Interest Commencement Date (if different from the Issue Date):		[Specify]
		(viii)	Minimum Interest Rate:		[Specify]
		(ix)	Maximum Interest Rate:		[Specify]
		(x)	Issue Yield:		[Specify]
	(b)	If non-interest bearing:			
			-	Amortisation Yield:	[Not applicable] [Specify]

15	Maturity Date:			[Specify date]
16	Maturity Redemption Amount:			[Outstanding Principal Amount] [Other]

17	Early Redemption Amount for taxation reasons:	[Outstanding Principal Amount] [Other]
18	Early Termination Amount:	[Outstanding Principal Amount] [Amortised Face Amount] [Other]
19	Any Clearing System other than Austraclear:	[Not applicable] [Euroclear and Clearstream, Luxembourg]
20	Additional tax consequences and disclosure:	[Not applicable] [Specify]
21	Other Conditions:	[Not applicable] [Specify]
22	Additional selling restrictions:	[Not applicable] [Specify]
22	Address for notices (if necessary):	[Not applicable] [Specify]
23	Listing:	[Not applicable] [Specify]
24	ISIN:	[Specify]
25	Common Code:	[Specify]

CONFIRMED

Dated: ....

EXECUTED as a deed by [insert name] on behalf of **INTER-AMERICAN DEVELOPMENT BANK** in the presence of:	))))))))
....	) ………………………………………
Signature of witness	) Signature of authorised signatory of the Issuer
	)
[*Insert name of witness*]	) [*Insert name and title of signatory*]

Taxation

Australian Taxation

The following is a summary of the Australian taxation treatment, as at the date of this Information Memorandum, of payments on the MTNs and certain other matters. It is a general guide and should be treated with appropriate caution. Prospective holders of MTNs who are in any doubt as to their tax position should consult their professional advisers on the tax implications of an investment in the MTNs for their particular circumstances.

1. **Interest withholding tax**

    So long as the Issuer continues to be a non-resident of Australia and the MTNs issued by it are not attributable to a permanent establishment of the Issuer in Australia, payments of principal and interest made under MTNs issued by it should not be subject to Australian interest withholding tax.

2. **Other tax matters**

    Under Australian laws as in effect as at the date of this Information Memorandum:

    (a) *death duties* - no MTNs will be subject to death, estate or succession duties imposed by Australia, or by any political subdivision or authority therein having power to tax, if held at the time of death;

    (b) *stamp duty and other taxes* - no ad valorem stamp, issue, registration or similar taxes are payable in Australia on the issue or transfer of any MTNs;

    (c) *other withholding taxes on payments in respect of MTNs* - so long as the Issuer continues to be a non-resident of Australia and does not carry on business at or through a permanent establishment in Australia, the tax file number requirements of Part VA of the Australian Income Tax Assessment Act of 1936 and section 12-140 of Schedule 1 to the Taxation Administration Act 1953 of Australia ("**Taxation Administration Act**") should not apply in connection with MTNs issued by the Issuer;

    (d) *supply withholding tax* - payments in respect of the MTNs can be made free and clear of the "supply withholding tax" imposed under section 12-190 of Schedule 1 to the Taxation Administration Act; and

    (e) *goods and services tax (GST)* - neither the issue nor receipt of the MTNs will give rise to a liability for GST in Australia on the basis that the supply of MTNs will comprise either an input taxed financial supply or (in the case of an offshore subscriber) a GST-free supply. Furthermore, neither the payment of principal or interest by the Issuer, nor the disposal of the MTNs, would give rise to any GST liability in Australia.

    * * * * * * *

United States Taxation

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that (a) any discussion of United States federal tax issues contained or referred to in this Information Memorandum or any document referred to herein is not intended or written to be used, and cannot be used, by you for the purpose of avoiding penalties that may be imposed on you under the United States Internal Revenue Code, (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein, and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

This section describes certain United States federal income tax consequences of owning the MTNs and certain provisions of the Bank Agreement concerning the taxation of the MTNs. It applies only to MTN Holders acquiring MTNs in the offering who hold such MTNs as capital assets for tax purposes. This section does not apply to an MTN Holder that is a member of a class of holders subject to special rules, such as:

- a dealer in securities or currencies;
- a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;
- a bank;
- a life insurance company;
- a tax-exempt organization;
- a person that owns MTNs that are a hedge or that are hedged against interest rate or currency risks;
- a person that owns MTNs as part of a straddle or conversion transaction for tax purposes; or
- a United States holder, as defined below, whose functional currency for tax purposes is not the United States Dollar.

This section is based on the Internal Revenue Code of 1986, as amended ("**Code**"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis. *Notwithstanding any of the tax information provided in this Information Memorandum, which does not purport to be complete, all persons considering the purchase of the MTNs should consult their own tax advisor concerning the consequences of owning these MTNs in their particular circumstances under the Code and the laws of any other taxing jurisdiction*.

1.   **Tax Status – General**

The MTNs and the interest thereon generally will be subject to taxation.

The Bank Agreement provides that the MTNs and the interest thereon are not subject to any tax by a member of the Issuer (a) which tax discriminates against the MTNs solely because they are issued by the Issuer, or (b) if the sole jurisdictional basis for the tax is the place or currency in which the MTNs are issued, made payable or paid, or the location of any office or place of business maintained by the Issuer. Also, under the Bank Agreement, the Issuer is not under any obligation to withhold or pay any tax on the MTNs. Accordingly, payments on the MTNs will be made to the Registrar without deduction in respect of any such tax.

The imposition of United States federal income tax in the manner described herein is not inconsistent with the provisions of the Bank Agreement.

2.   **Tax Status – United States**

The United States Treasury Department has issued to the Issuer rulings dated May 4, 1988 and May 5, 1989 ("**Rulings**") regarding certain United States tax consequences under the Code of the receipt of interest on securities issued by the Issuer. The Rulings provide that interest paid by the Issuer on such securities, including payments attributable to accrued original issue discount, constitutes income from sources outside the United States. The Rulings further determine that neither the Issuer nor an agent appointed by it as principal for the purpose of paying interest on securities issued by the Issuer is required to withhold tax on interest paid by the Issuer.

Under the Rulings, interest paid by the Issuer ordinarily would not be subject to United States federal income tax, including withholding tax, if paid to a non-resident alien individual (or foreign partnership, estate or trust) or to a foreign corporation, whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such interest would be subject to United States federal income tax in the following cases: (i) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States and such interest is attributable to an office or other fixed place of business of such person within the United States, or (ii) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such interest is attributable to its United States business.

3.   **United States MTN Holders**

This subsection describes the tax consequences to a United States MTN Holder. An MTN Holder is a United States holder if it is a beneficial owner of an MTN and is:

- a citizen or resident of the United States;
- a domestic corporation;
- an estate whose income is subject to United States federal income tax regardless of its source; or
- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

This section does not apply to MTN Holders who are not United States holders.

4.   **Payments of Interest**

MTN Holders will be taxed on any interest on their MTNs as ordinary income at the time such holder receives the interest or when it accrues, depending on such holder's method of accounting for tax purposes.

Cash Basis Taxpayers. If an MTN Holder is a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes, such MTN Holder must recognize income equal to the United States Dollar value of each Australian dollar interest payment received, based on the exchange rate in effect on the date of receipt, regardless of whether such MTN Holder actually converts such payment into United States Dollars.

Accrual Basis Taxpayers. If an MTN Holder is a taxpayer that uses an accrual method of accounting for tax purposes, such MTN Holder may determine the amount of income that such holder recognizes with respect to each Australian dollar interest payment using one of two methods. Under the first method, such MTN Holder will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If such MTN Holder elects the second method, such MTN Holder would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if such MTN Holder receives a payment of interest within five business days of the last day of such MTN Holder's accrual period or taxable year, such MTN Holder may instead translate the interest accrued into United States Dollars at the exchange rate in effect on the day that such MTN Holder actually receives the interest payment. If such MTN Holder elects the second method it will apply to all debt instruments that such MTN Holder holds at the beginning of the first taxable year to which the election applies and to all debt instruments that such MTN Holder subsequently acquires. Such MTN Holders may not revoke this election without the consent of the Internal Revenue Service.

When such MTN Holders actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of their MTNs, for which such MTN Holder accrued an amount of income, such MTN Holder will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that such MTN Holder used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether such holder actually converts the payment into United States Dollars.

For foreign tax credit limitation purposes, interest paid by the Issuer on the MTNs will be income from sources outside the United States and will, depending on the MTN Holder's circumstances, be either "passive income" or "general income" for purposes of computing the foreign tax credit allowable to a United States holder.

5.   **Purchase, Sale and Retirement of the MTNs**

A MTN Holder's tax basis in an MTN will generally be the United States Dollar cost, as defined below, of the MTN. If an MTN Holder purchases an MTN with Australian dollars, the United States Dollar cost of the MTN will generally be the United States Dollar value of the purchase price on the date of purchase. However, if such MTN Holder is a cash basis taxpayer, or an accrual basis taxpayer if such MTN Holder so elects, and the MTN is traded on an established securities market, as defined in the applicable Treasury regulations, the United States Dollar cost of the MTN will be the United States Dollar value of the purchase price on the settlement date of the purchase.

An MTN Holder will generally recognize gain or loss on the sale or retirement of the MTN equal to the difference between the amount such MTN Holder realizes on the sale or retirement and such MTN Holder's tax basis in the MTN. If the MTN is sold or retired for an amount in Australian dollars, the amount realized will be the United States Dollar value of such amount on:

- the date payment is received, if the MTN Holder is a cash basis taxpayer and the MTNs are not traded on an established securities market, as defined in the applicable Treasury regulations;
- the date of disposition, if the MTN Holder is an accrual basis taxpayer; or
- the settlement date for the sale, if the MTN Holder is a cash basis taxpayer, or an accrual basis taxpayer that so elects, and the MTNs are traded on an established securities market, as defined in the applicable Treasury regulations.

An MTN Holder will recognize capital gain or loss when such MTN Holder sells or retires the MTNs, except to the extent:

- attributable to accrued but unpaid interest; or
- attributable to changes in exchange rates as described below.

Capital gain of a non-corporate United States MTN Holder is generally taxed at a maximum rate of 15% where the property is held more than one year.

An MTN Holder must treat any portion of the gain or loss that such MTN Holder recognizes on the sale or retirement of an MTN as ordinary income or loss to the extent attributable to changes in exchange rates. However, such MTN Holder takes exchange gain or loss into account only to the extent of the total gain or loss realized on the transaction.

6.   **Exchange of Amounts in Other Than United States Dollars**

If an MTN Holder receives Australian dollars as interest on an MTN or on the sale or retirement of an MTN, such holder's tax basis in Australian dollars will equal its United States Dollar value when the interest is received or at the time of the sale or retirement. If such MTN Holder purchases Australian dollars, such MTN Holder generally will have a tax basis equal to the United States Dollar value of the Australian dollars on the date of the purchase. If such MTN Holder sells or disposes of Australian dollars, including if such MTN Holder uses it to purchase MTNs or exchange it for United States Dollars, any gain or loss recognized generally will be ordinary income or loss.

7. **Treasury Regulations Requiring Disclosure of Reportable Transactions**

United States Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "**Reportable Transaction**"). Under these regulations, if the MTNs are denominated in a foreign currency, a United States MTN Holder (or a United States alien MTN Holder that holds the notes in connection with a United States trade or business) that recognizes a loss with respect to the MTNs that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is US$50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of MTNs.

8. **Backup Withholding and Information Reporting**

The Issuer is not subject to the reporting requirements that are imposed by United States law with respect to certain payments of interest or principal on debt obligations, nor is it subject to backup withholding tax imposed, in certain circumstances, by United States law with respect to such payments. While regulations issued by the Internal Revenue Service confirm that the backup withholding requirements do not apply to the Registrar with respect to the MTNs, the Registrar may file information returns with the Internal Revenue Service with respect to payments on MTNs made within the United States to certain United States persons as if such returns were required of it. Under the book-entry system as operated by the Federal Reserve Bank of New York, no such information returns will be filed by the Registrar with respect to book-entry MTNs.

Brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments on the MTNs received by them for the account of certain United States persons, and foreign persons receiving payments on the MTNs within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of such payments. Foreign persons receiving payments on the MTNs outside the United States through foreign brokers, trustees, custodians or other intermediaries (including Austraclear, Euroclear and Clearstream participants) generally are not required to establish their status as foreign persons in order to avoid information reporting and backup withholding of tax. If, however, such broker, trustee, custodian or other intermediary is (i) a controlled foreign corporation for United States tax purposes, (ii) a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or (iii) a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons (as defined in United States Treasury regulations) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, information reporting (but not backup withholding) may apply to such payments.

Selling Restrictions

Subject to the terms and on the conditions contained in the Dealer Agreement, the Issuer may from time to time agree with one or more Dealers to issue MTNs on an underwritten or non-underwritten basis or by way of a private placement. Expect as otherwise agreed with the relevant Dealer(s), the MTNs will be transacted through the Austraclear System. If accepted for admission to the respective systems, an interest in an MTN may be held through Euroclear or Clearstream, Luxembourg (see "Program Summary - Clearing Systems" on page 10 of this Information Memorandum).

General restrictions

No action has been or will be taken in any jurisdiction that would permit a public offering of any of the MTNs, or possession or distribution of this Information Memorandum or any other offering material, in any country or jurisdiction where action for that purpose is required. Accordingly, no person may, directly or indirectly, offer or sell any MTNs or distribute or publish this Information Memorandum or any other offering material in any country or jurisdiction, except in compliance with any applicable laws and regulations.

Without prejudice to the generality of the paragraph above the Issuer shall not have any responsibility for any consent, approval or permission for the subscription, offer or sale of MTNs required by any other person under the laws and regulations in force in any jurisdiction to which such person is subject or in or from which it makes any such subscription, offer or sale. No person may make any representation or use any information in connection with the issue, offering or sale of any of the MTNs other than as contained in, or which is consistent with, this Information Memorandum

Persons in whose hands this Information Memorandum comes are required to comply with all applicable laws and regulations in each country or jurisdiction in which they purchase, offer, sell or deliver MTNs or have in their possession or distribute such offering material and to obtain any consent, approval or permission required by them for the purchase, offer, sale or delivery by them of any MTNs under the law and regulations in force in any jurisdiction to which they are subject or in which they make such purchases, offers, sales or deliveries, in all cases at their own expense, and neither Issuer, the Arranger, the Dealer, any Additional Dealer or the Registrar shall have responsibility therefor, except as expressly agreed in writing by such person. In accordance with the above, any MTNs purchased by any person which it wishes to offer for sale or resale may not be offered in any jurisdiction in circumstances which would result in the Issuer being obliged to register any prospectus, disclosure document, registration statement or similar offering document relating to the MTNs in such jurisdiction.

1 **Australia**

No prospectus or other disclosure document (as defined in the Corporations Act) in relation to the Program or the MTNs has been lodged with ASIC. Each Dealer will represent to, and agree with the Issuer, that it (a) has not (directly or indirectly) offered or invited applications, and will not offer or invite applications, for the issue, sale or purchase of the MTNs within, to or from Australia (including an offer or invitation which is received by a person in Australia); and

(b) has not distributed or published, and will not distribute or publish, this Information Memorandum or any other prospectus, disclosure document, offering material or advertisement relating to the MTNs in Australia,

unless:

(i) the minimum aggregate consideration payable by each offeree is A$500,000 (or its equivalent in another currency, in either case, disregarding moneys lent by the offeror or its associates) or the offer or invitation otherwise does not require disclosure to investors in accordance with Parts 6D.2 or 7.9 of the Corporations Act;

(ii)   such action complies with:

(A)   Banking (Exemption) Order No. 82 as if it applied to the Issuer *mutatis mutandis*, which as at the date of this Information Memorandum requires all offers and transfers to be for a consideration of at least A$500,000; and

(B)   any other applicable laws, regulations or directives (including that the offer or invitation is not made to a person who is a "retail client" within the meaning of section 761G of the Corporations Act); and

(iii)   such action does not require any document to be lodged with ASIC.

2   United States

Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the MTNs are exempted securities within the meaning of Section 3(a)(2) of the United States Securities Act of 1933, as amended, and Section 3(a)(12) of the United States Securities Exchange Act of 1934, as amended.

3   European Economic Area

In relation to each Member State of the European Economic Area ("**EEA State**") which has implemented the Prospectus Directive (each, a "**Relevant EEA State**"), each Dealer will represent to, and agree with the Issuer, that, unless an applicable Pricing Supplement (or another supplement to this Information Memorandum) otherwise provides, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant EEA State (the "**Relevant Implementation Date**") it has not made and will not make an offer of MTNs which are the subject of the offering contemplated by this Information Memorandum as completed by the Pricing Supplement in relation to those MTNs to the public in that Relevant EEA State, except that it may, with effect from and including the Relevant Implementation Date, make an offer of such MTNs to the public in that Relevant EEA State:

(a)   at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)   at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)   at any time to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer;

(d)   at any time if the denomination per Debt Instrument being offered amounts to at least €50,000; or

(e)   at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of MTNs referred to in paragraphs (a) to (e) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an "**offer of MTNs to the public**" in relation to any MTNs in any Relevant EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and the MTNs to be offered so as to enable an investor to decide to purchase or subscribe the MTNs, as the same may be varied in that Relevant EEA State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "**Prospectus Directive**" means EU Prospectus Directive (2003/71/EC) and includes any relevant implementing measure in each Relevant EEA State.

4   United Kingdom

Each Dealer will represent to, and agree with the Issuer, that:

(a)   it has only communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended) ("**FSMA**")) received by it in connection with the issue or sale of any MTNs in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the MTNs in, from or otherwise involving the United Kingdom.

5   Hong Kong

Each Dealer will represent to, and agree with the Issuer, that:

(a)   it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any MTNs other than (i) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) (as amended) of Hong Kong ("**SFO**") and any rules made under the SFO, or (ii) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) (as amended) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)   it has not issued, or had in its possession for the purpose of issue, and will not issue, or have in its possession for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation, prospectus or other offering material or other document relating to the MTNs, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to MTNs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the SFO and any rules made under the SFO.

6   Japan

The MTNs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan ("**Financial Instruments and Exchange Law**") and, accordingly, each Dealer will be required to represent to, and agree with the Issuer, that it will not offer or sell any MTNs, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to a Japanese Person, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan. For the purposes of this paragraph, "**Japanese Person**" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

7   New Zealand

Each Dealer will represent to, and agree with the Issuer, that:

(a)   it has not offered or sold, and will not offer or sell, directly or indirectly, any MTNs; and

(b)   it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of MTNs,

in each case in New Zealand other than:

(i)   to persons whose principal business is the investment of money or who, in the course of and for the purposes of their business, habitually invest money; or

(ii)   to persons who in all the circumstances can properly be regarded as having been selected otherwise than as members of the public; or

(iii)   to persons who are each required to pay a minimum subscription price of at least NZ$500,000 for the MTNs before the allotment of those MTNs (disregarding any amounts payable, or paid, out of money lent by the relevant Issuer or any associated person of the relevant Issuer); or

(iv)   in other circumstances where there is no contravention of the Securities Act 1978 of New Zealand (or any statutory modification or re-enactment of, or statutory substitution for, the Securities Act 1978 of New Zealand).

8   Singapore

This Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of Singapore, as amended ("**Securities and Futures Act**"). Each Dealer will represent to, and agree with the Issuer, that the MTNs may not be offered or sold or made the subject of an invitation for subscription or purchase nor may this Information Memorandum or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any MTNs be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person falling within Section 274 of the Securities and Futures Act, (b) to a relevant person pursuant to Section 275(1) of the Securities and Futures Act, or any person pursuant to Section 275(1A) of the Securities and Futures Act, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Each of the following relevant persons specified in Section 275 of the Securities and Futures Act which has subscribed or purchased MTNs, namely a person who is:

(a)   a corporation (which is not an accredited investor) (as defined in Section 4A of the Securities and Futures Act) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor,

should note that shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest however described in that trust shall not be transferable for six months after that corporation or that trust has acquired the MTNs under Section 275 of the Securities and Futures Act except:

(i)   to an institutional investor (for corporations) under Section 274 of the Securities and Futures Act or to a relevant person, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights or interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid in cash or by exchange of securities or other assets and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act;

(ii)   where no consideration is given for the transfer; or

(iii)   where the transfer is by operation of law.

9   Further restrictions

If the Issuer reasonably determines that additional country specific selling restrictions are required or the selling restrictions set out above require amendment or variation to ensure compliance with any law, treaty or official directive or request (whether or not having the force of law, but if not having the force of law compliance with which is in accordance with the practice of responsible financial institutions in the country concerned), the Issuer may by notice to each Dealer notify new selling restrictions which shall take effect as if set out in this schedule from 30 days' after the date of the notice or such earlier date specified in such notice which is necessary to comply with the relevant law, treaty or official directive or request. However, this provision does not limit the general obligation of each Dealer to comply with all applicable laws.

Directory


ISSUER

Principal Office

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C.   20577


Attention: Chief, Treasury Division
Telephone: (0011 1 202) 623 1310
Fax: (0015 1 202) 623 3523


ARRANGER AND DEALER

Westpac Banking Corporation
(ARN 33 007 457 141 and AFSL 233714)
Level 2, Westpac Place
275 Kent Street
Sydney   NSW   2000


Attention: Executive Director, Debt Syndicate
Telephone: (61 2) 8253 4571
Fax: (61 2) 8254 6930


REGISTRAR

Reserve Bank of Australia
65 Martin Place
Sydney NSW 2000


Attention: The Registrar
Telephone: (61 2) 9551 9820
Fax: (61 2) 9551 8007

Exhibit C

Dated 16 July 1999

A$5,000,000,000
Medium Term Note Program

Dealer Agreement

Inter-American Development Bank
("Issuer")
Westpac Banking Corporation
(ARBN 007 457 141)
("Arranger and Dealer")

Mallesons Stephen Jaques
Solicitors

Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Telephone (61 2) 9296 2000
Facsimile (61 2) 9296 3999
DX 113 Sydney
Ref: CJF:GNH

Contents

Dealer Agreement

Dealer Agreement

Date: 16 July 1999

Parties: INTER-AMERICAN DEVELOPMENT BANK of 1300 New York Avenue N.W., Washington, D.C. 20577 ("**Issuer**")

WESTPAC BANKING CORPORATION (ARBN 007 457 141) of 60 Martin Place, Sydney NSW 2000 ("**Westpac**", "**Arranger**" and "**Dealer**")

Operative provisions:

1   Interpretation

Definitions

1.1   The following words have these meanings in this agreement unless the contrary intention appears:

Authorised Officer means:

(a)   in the case of a Dealer or the Arranger, a director, secretary or an officer whose title contains the word "director", "manager" or "president" or a person performing the functions of any of them; and

(b)   in the case of the Issuer, means a person or persons duly authorised by the Board of Executive Directors of the Issuer to provide a certificate under clauses 3.1(j) and 10(b) or such other relevant purpose as required from time to time.

Bank Agreement means the "Agreement Establishing the Inter-American Development Bank" which became effective on 30 December 1959.

Business Day means a day (other than a Saturday or Sunday) on which commercial banks are open for general banking business in Sydney.

Dealer means each of Westpac and any New Dealer other than a Dealer who has retired or whose appointment has expired or been terminated under clause 15.5.

Dealer Confirmation means a letter substantially in the form of schedule 2.

Deed Poll means the deed poll in respect of the MTNs executed by the Issuer on or about the date of this agreement.

Financial Statements means profit and loss accounts and balance sheets together with statements, reports and notes (including without limitation, directors' reports and auditors reports (if any)) attached to or

15 07 99

intended to be read with any of those profit and loss accounts or balance sheets.

Information Memorandum means the then latest information memorandum prepared on behalf of, and approved in writing by, the Issuer in connection with the issue of MTNs, all documents incorporated by reference in it and such other information (including in the case of a Tranche of MTNs, a Pricing Supplement) approved in writing by the Issuer from time to time.

Information Statement means the information statement of the Issuer dated 23 February 1999 which describes the Issuer including its capital, operations and administration, the Bank Agreement, as amended, the Issuer's legal status, its principal financial policies and containing the Issuer's audited financial statements as of 31 December 1998, and any subsequent information statement issued from time to time.

Lead Manager means the party appointed by the Issuer to act as lead manager in respect of an issue of MTNs under this agreement or, where an issue is to be made to only one Dealer, that Dealer.

Moody's means Moody's Investors Service, Inc..

New Dealer means any financial institution appointed as a Dealer in accordance with clause 15.2 or 15.3.

Outstanding Amount means the Principal Amount of all MTNs which have not been redeemed or otherwise discharged in full.

Pricing Supplement means a pricing supplement prepared in relation to the relevant Tranche on such basis as may be agreed:

(a)   between the Issuer and a Dealer which has provided a Dealer Confirmation; or

(b)   between the Issuer and each of the Dealers party to a Subscription Agreement,

in either case, the terms of which have been approved in writing by the Issuer.

Principal Amount means the amount specified in the Terms and Conditions for that MTN as the outstanding principal amount or redemption amount.

Program means the Issuer's uncommitted revolving program for the issuance of MTNs described in the Information Memorandum.

Program Limit means A$5,000,000,000 or such other amount as the Issuer specifies in accordance with clause 2.4.

Purchase Price means in relation to an MTN, the amount agreed between the Issuer and the Dealer purchasing that MTN as specified in the relevant Pricing Supplement as the "Issue Price" less underwriting/management fees. This amount may, without limitation, be calculated by reference to the Reserve Bank of Australia "Tender Stock Method" formula.

Standard & Poor's means Standard & Poor's Ratings Group (a division of McGraw-Hill Inc.).

Subscription Agreement means an agreement between the Issuer and one or more Dealers for the issue by the Issuer and the subscription by those Dealers of any MTNs and includes without limitation any agreement substantially in the form of schedule 3.

Taxes means taxes, levies, imposts, deductions, charges, withholdings and duties imposed by any authority (including without limitation stamp and transaction duties) (together with any related interest, penalties and expenses in connection with them), except if imposed on the overall net income of a Dealer.

Tenor of MTN means the number of days from and including its Issue Date to and excluding its Maturity Date.

Terms and Conditions means, in relation to an MTN, the terms and conditions applicable to such MTN set out in schedule 1 of the Deed Poll as amended, supplemented or replaced as described in the relevant Pricing Supplement.

Transaction Documents means this agreement, the Deed Poll, the Registry Services Agreement, each MTN, each Subscription Agreement, each Pricing Supplement and any other instrument which the Issuer accepts as a Transaction Document.

Transfer Form means a transfer and acceptance form in relation to MTNs in substantially the form of schedule 4 or such other form as is agreed between the Issuer and the Registrar from time to time.

Incorporation of defined terms

1.2 Words defined in the terms and conditions set out in schedule 1 of the Deed Poll (and not otherwise defined in this agreement) have the same meanings in this agreement.

Interpretation

1.3 In this agreement unless the contrary intention appears:

(a) a reference to this agreement or another instrument includes any variation or replacement of them;

(b) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(c) the singular includes the plural and vice versa;

(d) the word person includes a firm, body corporate, an unincorporated association or any authority;

(e) a reference to a person includes a reference to the person's executors, administrators, successors, attorneys, substitutes (including without limitation, persons taking by novation) and assigns;

(f) an agreement, representation or warranty in favour of two or more persons is for the benefit of them jointly and severally;

(g) a reference to any thing (including, without limitation, any amount) is a reference to the whole and each part of it and a reference to a group of persons is a reference to any one or more of them collectively and to each of them individually; and

(h) a reference to a time of day is a reference to that time in Sydney.

Headings

1.4 Headings are inserted for convenience and do not affect the interpretation of this agreement.

2 The Program

Appointments

2.1 The Issuer appoints Westpac as arranger and dealer to the Program and Westpac accepts these appointments.

The Program

2.2 The Issuer establishes a revolving program for the sale and purchase or subscription of MTNs in accordance with the Transaction Documents. The Program is an uncommitted program and, unless otherwise agreed, no Dealer has an obligation to offer, bid for or place any MTNs and the Issuer has no obligation to call for or to accept bids.

Program Limit

2.3 The total Outstanding Amount in relation to MTNs on any date (not being due for repayment on such date) must not exceed the Program Limit.

2.4 The Issuer may from time to time increase the Program Limit by delivery to the then current Dealers (with a copy to the Registrar) of a letter in substantially the form of schedule 5. Any such increase is only effective upon publication by the Issuer of an appropriate supplement to the Information Memorandum.

Term of Program

2.5 The Program continues until the earlier of:

(a) the date 30 days after the Issuer has given notice of termination of the Program to the then current Dealers; or

(b) the date agreed in writing by the Issuer and the Dealer.

Nature of obligations

2.6 The obligations of the Issuer and each Dealer under this agreement are several and independent and:

(a)   the failure of one or more of them to perform its obligations does not relieve the others of their respective obligations;

(b)   no one of them is responsible for the failure of one or more of the others to perform its obligations; and

(c)   each of them may separately enforce its rights against the others.

2.7   Nothing in clause 2.6 prevents one or more Dealers, where New Dealers are appointed, from entering into a Subscription Agreement on a joint and several basis.

3   Conditions precedent

Initial conditions precedent

3.1   The right of the Issuer initially to enter into an agreement for the issue of MTNs is subject to the condition that the Arranger has received the following in a form and substance satisfactory to it:

(a)   a copy of the Bank Agreement and the By-laws of the Issuer; and

(b)   a copy of each authorisation necessary for the Issuer to enter into and observe its obligations under and enforce the Transaction Documents to which it is a party; and

(c)   a current list of the Authorised Officers of the Issuer and their specimen signatures; and

(d)   copies of the Deed Poll and the Registry Services Agreement; and

(e)   evidence that the Issuer has received ratings of the Program from Standard & Poor's and Moody's; and

(f)   written approval of the Issuer to the initial Information Memorandum and such number of copies of the initial Information Memorandum (including any documents to be read in conjunction with it) as the Dealer may reasonably require; and

(g)   a legal opinion on Australian legal matters from Mallesons Stephen Jaques as Australian legal adviser to the Issuer, substantially in the form agreed by the Dealer prior to the date of this agreement; and

(h)   a legal opinion from the General Counsel or Deputy General Counsel of the Issuer, substantially in the form agreed by the Dealer prior to the date of this agreement; and

(i)   confirmation of the appointment of a process agent in New South Wales by the Issuer; and

(j) a certificate, dated no earlier than 2 Business Days prior to the date of this agreement, signed by an Authorised Officer of the Issuer to the effect that:

    (i) in such person's opinion, the representations and warranties of the Issuer contained in clause 9.1 are true and correct in all material respects as of such date; and

    (ii) such Authorised Officer has carefully examined the initial Information Memorandum and, in such person's opinion:

        (A) as of its date, the initial Information Memorandum did not include any untrue statement of a material fact and did not omit to state a material fact necessary to make the statements in the initial Information Memorandum, in the light of the circumstances under which they were made, not misleading; and

        (B) since the date of the initial Information Memorandum, no event has occurred that should have been set forth in a supplement or amendment to the initial Information Memorandum that has not been set forth in such a supplement or amendment.

Ongoing conditions precedent

3.2 A Dealer need not accept delivery of, nor pay for any MTN under this agreement unless, as at the proposed Issue Date:

(a) it has not received notification from the Issuer that:

    (i) the Information Memorandum has been withdrawn;

    (ii) any of the representations and warranties in clause 9.1 are incorrect as at such date; or

    (iii) the rating for the Program has been withdrawn by either of Standard & Poor's or Moody's; and

(b) in respect of any proposed issue of MTNs to more than one Dealer, the Issuer and the Dealers who have agreed to subscribe the MTNs have executed a Subscription Agreement; and

(c) if a Dealer has given a Dealer Confirmation to the Issuer, the Issuer has signed and returned a copy of the Dealer Confirmation to such Dealer by way of acceptance; and

(d) there must not have occurred since the date of the Subscription Agreement or the date of the Issuer's acceptance referred to in paragraph (c) above (as the case may be), in the reasonable opinion of the relevant Dealer(s) (after consultation with the Issuer where practicable), a change in national or international financial, political or economic conditions as would, in the Lead Manager's view, be likely to prejudice materially the placement, offering, distribution or sale of the MTNs or dealings in such MTNs in the secondary market; and

(e)   the Lead Manager has received the other approvals, opinions or documents (if any) specified as conditions precedent in the Subscription Agreement or Dealer Confirmation (as the case may be).

In addition, the Issuer need not issue any MTN under this agreement if in the reasonable opinion of the Issuer acting in good faith there has been a change of the kind described in paragraph (d) above since the date of the relevant Subscription Agreement or the relevant acceptance by the Issuer referred to in paragraph (c) above (as the case may be) which would, in the Issuer's view, be likely to prejudice materially the placement or offering of the MTNs.

Waiver of condition precedent

3.3   A Dealer may for its own benefit, by notice in writing to the Issuer, waive the requirement for the Issuer to satisfy any condition precedent. A waiver by a Dealer does not impact on or in any way affect the need to satisfy any condition precedent with respect to any other Dealer.

4   Procedures for issue of MTNs

Issue of MTNs

4.1   At the discretion of the Issuer, MTNs may be issued to the Dealer or to the Dealer and/or one or more individual New Dealers (including a Dealer appointed in respect of a single Tranche under clause 15.3).

Liquidity

4.2   Each Dealer party to a Subscription Agreement in relation to an issue of MTNs agrees to use reasonable endeavours, subject to market conditions, to assist the holders of those MTNs so requesting it to locate potential purchasers of those MTNs from time to time to facilitate liquidity in the MTNs.

Underwritten issues

4.3   If the Issuer wishes to make an issue of MTNs on an underwritten basis, it must, following consultation with the relevant Dealer(s), prepare, or procure the preparation and signing by the relevant parties of, a Subscription Agreement with such amendments being made to schedule 3 as required to include the terms and conditions of the underwriting arrangements and (in due course, but in any event no later than the relevant Issue Date) a Pricing Supplement in respect of the proposed issue.

Non-underwritten issues

4.4   If the Issuer wishes to make an issue of MTNs on a non-underwritten basis, it must notify the Dealers of any proposed terms and conditions of the proposed issue.

4.5 Subject to clause 4.8 and following consultation with the relevant Dealer(s) for an issue, the Issuer must prepare, or procure the preparation and signing by the relevant parties of, a Subscription Agreement and Pricing Supplement in respect of the proposed issue. No Dealer is under any obligation to enter into a Subscription Agreement.

Private placement issues

4.6 The Issuer may from time to time agree with one or more Dealers (including a Dealer appointed for a single Tranche under clause 15.3) to issue MTNs by way of private placement.

4.7 Subject to clause 4.8, the Issuer must prepare, or procure the preparation and signing by the relevant parties of, a Subscription Agreement and Pricing Supplement in respect of the proposed issue.

General procedures

4.8 Where an agreement to issue and subscribe MTNs is reached between the Issuer and only one Dealer then, if the Issuer and that Dealer agree, such agreement may be evidenced by the Dealer providing a Dealer Confirmation and the Issuer providing a confirmation in accordance with clause 3.2(c), in which case no Subscription Agreement shall be necessary.

4.9 The Issuer and a Dealer may from time to time agree upon administrative procedures in relation to the making of requests and bids, the timing of sales and settlements and any other relevant matter pertaining to the reaching of agreement between them for an issue of any MTNs.

From time to time the Dealers and the Issuer may agree a form of procedures memorandum describing the steps to be taken for the issue of MTNs under this agreement. Unless expressly provided otherwise, if there is any inconsistency between such memorandum and this agreement, this agreement prevails.

Calculation agent

4.10 If MTNs are issued whose Terms and Conditions require a calculation agent, the Issuer must appoint a person to act as such by entering into an agreement with them which is substantially in the form of schedule 6.

Lead Manager to notify Registrar

4.11 In respect of each issue of MTNs under this agreement, the Lead Manager must provide or procure to be provided not later than 4.00pm (Sydney time) one Business Day before the relevant Issue Date (or such other time as may be agreed) to the Registrar (at its address referred to in the Information Memorandum):

(a) the name and address of each proposed MTN Holder;

(b) the principal amount of MTNs to be inscribed on the Register for each such MTN Holder; and

(c) any payment instructions applicable to the MTN Holder in respect of the MTNs proposed to be issued.

Where MTNs are to be transacted through the Austraclear System, the MTNs are to be registered in the name of Austraclear.

5 Form of MTNs

Form of MTNs

5.1 Each MTN must:

(a) be denominated in Australian dollars;

(b) be registered upon its issue upon a Register in Sydney (or such other place that the Issuer and the Registrar may agree from time to time);

(c) be constituted by the Deed Poll;

(d) be subject to the terms and conditions set out in the Terms and Conditions relevant to its issue;

(e) unless otherwise specified in the Pricing Supplement:

(i) be issued in denominations of A$500,000 or (if a larger amount) an integral multiple of A$100,000 or such other amount specified in the relevant Pricing Supplement, provided that the consideration payable to the Issuer by the relevant Dealer is not less than A$500,000; or

(ii) subject to applicable laws, regulations and directives, the issue otherwise constitutes an "excluded issue" or "excluded offer" within the meaning given to those expressions in the Corporations Law; or

(iii) where the issue is not subject to the Corporations Law in force in Australia, in such denominations as will comply with all applicable laws; and

(f) have an Issue Date which is a Business Day.

Description of MTNs

5.2 MTNs of any Series may be described as "MTNs", "Notes" "Bonds", "Instruments" or by another marketing name specified in the relevant Pricing Supplement.

6 Payment and issue of MTNs

Payment and issue

6.1 The procedures for the payment and issue of MTNs depend upon whether or not the Dealer purchasing the MTNs has agreed with the Issuer for the MTNs to be transacted through the Austraclear System.

Transactions not through Austraclear

6.2 Where transactions in respect of an MTN are not to be transacted in or through the Austraclear System then, on the Issue Date for the MTN:

(a) subject to compliance by the Lead Manager with the provisions of clause 4.11, the Issuer must procure the issue of the MTN and procure its registration in the name of, or as directed by, the Dealer purchasing the MTN for its respective allocation against payment of the relevant portion of the Purchase Price; and

(b) the Dealer must pay the Purchase Price for the each MTN to be purchased by it in immediately available funds on the Issue Date in such manner as may be agreed between the Issuer and the Dealer.

Transactions through Austraclear

6.3 Where the Dealer purchasing MTNs has agreed with the Issuer for MTNs to be transacted through the Austraclear System, on the Issue Date for those MTNs:

(a) the Issuer must:

(i) subject to compliance by the Lead Manager with the provisions of clause 4.11, procure the issue of the MTNs and their registration in the name of Austraclear; and

(ii) request transfer of the MTNs to the account of the Dealer purchasing them against payment of the relevant portion of the Purchase Price; and

(b) the Dealer purchasing the MTNs must pay the Purchase Price for MTNs to be purchased by it by effecting settlement through the Austraclear System on that Issue Date.

6.4 Where MTNs have been lodged with Austraclear, transactions relating to those MTNs between the Issuer and the relevant Dealer are governed by the Austraclear Regulations.

7 Obligations and restrictions

No prospectus

7.1 Each Dealer acknowledges that no prospectus in relation to the MTNs has been lodged with or registered by the Australian Securities and Investments Commission.

Dealer's restrictions

7.2 A Dealer must not directly or indirectly offer, sell or deliver MTNs or distribute any prospectus, circular, advertisement or other offering material relating to the MTNs in or from any country or jurisdiction except under circumstances that will result in compliance by the Dealer with the laws and regulations of the country or jurisdiction including, without limitation, the selling restrictions set out in schedule 7 to this agreement.

Limit on responsibility

7.3   The Issuer has no responsibility for, and each Dealer must obtain, all authorisations required for the subscription, offer, sale or delivery by it of MTNs under applicable laws and regulations in any jurisdiction to which the Dealer is subject or in which it subscribes for MTNs or makes any offer, sale or delivery of MTNs.

Illegality

7.4   If at any time it becomes unlawful for a Dealer or the Issuer to perform any of its obligations under this agreement, the Dealer or the Issuer (as the case may be) is not obliged to perform such obligations. In such circumstances the Dealer or Issuer (as the case may be) will promptly notify the other.

Information

7.5   Each Dealer agrees to:

(a)   provide a reasonable number of copies of the documents incorporated by reference into the Information Memorandum free of charge to prospective purchasers of MTNs on request; and

(b)   provide a copy of the Deed Poll and the relevant Pricing Supplement to MTN Holders for inspection,

during normal business hours.

8   Information Memorandum

Authority to distribute

8.1   The Issuer authorises each Dealer to provide to potential purchasers of the MTNs copies of the Information Memorandum (including any documents incorporated by reference in it) subject to, and on terms which are not inconsistent with, the conditions contained in the Information Memorandum. The Issuer may from time to time update or revise the Information Memorandum. After written notification of such updating or revision the Dealers must only use an up-dated or revised Information Memorandum.

Notification of changes

8.2   The Issuer agrees to notify the Lead Manager promptly of any fact, condition, matter or thing of which it is aware which renders anything contained in the Information Memorandum inaccurate, incomplete or misleading in any material respect.

Updating of Information Memorandum

8.3   Following such notification the Issuer must ensure that a new Information Memorandum (or a supplement to the existing Information Memorandum) is prepared and such number of copies of it (including all documents to be read in conjunction with it) as the then current Dealers reasonably request are made available to them subject to any prior agreement between the Issuer and the Dealers as to the costs associated with the provision of such documents.

9 Representations and warranties

Representations and warranties

9.1 The Issuer represents and warrants that:

(a) it is an international institution duly established and validly existing under the Bank Agreement. The Bank Agreement has been duly signed and accepted or ratified by all the Member Countries, the amendments to the Bank Agreement have been duly adopted and the Bank Agreement is in full force and effect. The Issuer has all power and authority necessary to own or hold its properties and to conduct the business in which it is engaged; and

(b) it has power to issue MTNs and to enter into and observe its obligations under the Transaction Documents; and

(c) it has in full force and effect the authorisations necessary to issue MTNs, to enter into the Transaction Documents, observe obligations under them and allow them to be enforced; and

(d) its obligations under the Transaction Documents are, and the MTNs, when issued, will be valid and binding and enforceable against it in accordance with their terms (subject to equitable principles and laws affecting creditors' rights); and

(e) the Transaction Documents to which it is party and the transactions under them do not contravene its constituent documents or any law, regulation or official directive or any of its obligations or undertakings by which it or any of its assets are bound or cause a limitation on its powers or the powers of its directors to be exceeded; and

(f) the most recent published audited Financial Statements of the Issuer have been audited by the Issuer's external auditors and present fairly the consolidated financial position and results of operations and changes in financial position of the Issuer as at the dates and for the periods indicated; and

(g) except as disclosed in the Information Memorandum, since the date of the most recent published audited consolidated Financial Statements of the Issuer, there has been no adverse change, in the condition (financial or otherwise) or general affairs of the Issuer that is material in the context of the Program or the issue of MTNs; and

(h) the Information Memorandum does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that this representation and warranty does not apply to any statements or omissions in the Information Memorandum made in reliance upon, and in conformity with, information furnished to the Issuer in writing by the Dealers expressly for inclusion in the Information Memorandum;

(i)   no Event of Default (as defined in the Terms and Conditions) or event which with the giving of notice, lapse of time or fulfilment of any condition would be likely to become an Event of Default, continues unremedied or will result from the issue and sale of MTNs; and

(j)   its obligations under each Transaction Document for payment of money rank equally with all its other unsecured and unsubordinated indebtedness except liabilities mandatorily preferred by law; and

(k)   it is not in default under a law, regulation, official directive, instrument, undertaking or obligation affecting it or its assets; and

(l)   there is no pending, nor, to the best of its knowledge, threatened, action or proceeding affecting it or any of its assets before a court, governmental agency, commission or arbitrator which, if determined adversely to the Issuer, would individually or in aggregate be material in the context of the Program or the issue of MTNs; and

(m)   it does not enter into any Transaction Document in the capacity of a trustee of any trust or settlement; and

(n)   the certificate given under clause 3.1(j) is true and complete.

Repetition of warranties

9.2   Except as otherwise disclosed in writing to the Dealer, these representations and warranties are taken to be also made on the date of any request to bid for MTNs made by the Issuer, the date of any acceptance given by the Issuer to a Dealer in accordance with clause 3.2(c) and on each Issue Date.

Reliance

9.3   The Issuer acknowledges that the Dealer has entered this agreement in reliance on the representations and warranties in clause 9.1

10   Undertakings

The Issuer undertakes to:

(a)   give each Dealer, in such quantities as it may reasonably request, copies of:

(i)   the Information Memorandum, as amended or supplemented from time to time; and

(ii)   each document included or incorporated by reference in the Information Memorandum, subject to any prior agreement between the Issuer and the Dealers as to the costs associated with the provision of such documents;

(b) each time the Information Statement is amended or supplemented, to give the Arranger a certificate signed by an Authorised Officer of the Issuer dated the date of such supplement or amendment, in form reasonably satisfactory to it (and in sufficient number for provision to any Dealer other than Westpac (if any)), to the same effect as the certificate referred to in clause 3.1(j)(ii)(B) and relating to the Information Memorandum as amended or supplemented to the time of delivery of such certificate; and

(c) notify the Dealers if any representation or warranty made or taken to be made by or on behalf of the Issuer in connection with a Transaction Document is found to be incorrect or misleading when made or taken to be made; and

(d) obtain, renew on time and comply with each authorisation necessary to enter into the Transaction Documents, observe obligations under them and allow them to be enforced; and

(e) without the prior approval of the Dealers, not agree to any amendment to the Registry Services Agreement or the Deed Poll which would materially and adversely affect the interests of the holders of MTNs outstanding at the time of the amendment and if any amendment is made to those documents, promptly notify the Dealers of it; and

(f) provide to each Dealer a copy of each notice of a meeting of MTN Holders promptly after such notice is provided to MTN Holders.

11 Indemnities

Indemnity by Issuer

11.1 The Issuer indemnifies each Dealer against liability, loss, costs, charges or expenses reasonably incurred which the Dealer suffers as a consequence of:

(a) any direct financial loss arising out of the failure by the Issuer to issue any MTN which is the subject of an agreement to purchase by such Dealer; or

(b) any untrue or misleading statement or any alleged untrue or misleading statement of a material fact (such allegation being made by a person other than such Dealer) contained in the Information Memorandum, or any omission or alleged omission (such allegation being made by a person other than such Dealer) of a material fact necessary to make the statements in the Information Memorandum, in the light of the circumstances under which they were made, not misleading, provided that the Issuer shall not be liable for any untrue statement or alleged untrue statement or omission or alleged omission made in reliance upon and in conformity with written information furnished to the Issuer by any Dealer expressly for inclusion in the Information Memorandum; or

(c) the Dealer acting in good faith on facsimile or telephone instructions purporting to be given by an Authorised Officer of the Issuer;

(d) any breach of a material nature by the Issuer of any of its obligations under the Transaction Documents to which the Dealer is a party,

including, without limitation, liability, loss, costs, charges or expenses on account of funds borrowed, contracted for or used to fund any amount payable under the Transaction Documents and including in each case, without limitation, legal costs and expenses on a full indemnity basis. These amounts are not payable to the extent they are due to the wilful misconduct or negligence of the Dealer.

11.2 The Issuer agrees to pay to any Dealer an amount equal to any liability, loss, costs, charges or expenses reasonably incurred by any employee, officer, agent or contractor of the Dealer as a direct consequence of any of the matters described in clauses 11.1(a), (b), (c), and (d).

Indemnity by each Dealer

11.3 Each Dealer indemnifies the Issuer against liability, loss, costs, charges or expenses reasonably incurred which the Issuer suffers as a consequence of:

(a) any breach of a material nature by that Dealer of any of its obligations under this agreement (including, but not limited to the restrictions contained in clauses 7.2 and 7.3); or

(b) any failure by that Dealer to pay any sum due in respect of the purchase of any MTN, or to purchase any MTN which the Dealer is obliged to purchase (other than in the circumstances described in the last paragraph of clause 3.2), including without limitation:

(i) any interest, cost, loss or expense incurred by the Issuer in raising funds to cover any shortfall in funds as a result of such Dealer's default, and

(ii) any amount required to be paid by the Issuer by way of principal and interest or otherwise to the Registrar in respect of any payment made by the Registrar on the assumption that such Dealer made payment to the Registrar; or

(c) a third party claim in respect of any untrue statement or alleged untrue statement of material fact contained in the Information Memorandum or arises out of, or is based upon, the omission, or alleged omission to state in the Information Memorandum a material fact necessary to make the statements in it, in the light of the circumstances under which they were made, not misleading, but in each case only to the extent that the untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Issuer by such Dealer expressly for inclusion in the Information Memorandum,

in each case without limitation, legal costs and expenses on a full indemnity basis or solicitor and own client basis, whichever is the higher. These amounts are not payable to the extent they are due to the wilful misconduct or negligence of the Issuer.

11.4 Each Dealer agrees to pay to the Issuer an amount equal to any liability, loss, costs, charges or expenses reasonably incurred by any employee, officer, agent or contractor of the Issuer as a direct consequence of any of the matters described in clauses 11.3(a), (b) and (c).

Defence of proceedings

11.5 If any claim, action or proceeding is made in respect of which indemnity may be sought under clause 11.1 or clause 11.3, the party seeking the indemnity ("**Indemnified Party**") must promptly notify the other party ("**Indemnifying Party**") in writing and the Indemnifying Party has the option to assume the defence of any such action, including the employment of legal advisers reasonably satisfactory to the Indemnified Party (such approval not to be unreasonably withheld) subject to the payment by the Indemnifying Party of all costs and expenses so incurred.

The Indemnified Party has the right to employ separate legal advisers in, and defend, or participate in the defence of, any such action, if in the reasonable opinion of counsel for the Indemnified Party it is advisable for such Indemnified Party to be represented by separate counsel because a conflict of interest exists or may exist between the Indemnifying Party and the Indemnified Party and the Indemnified Party consents to the selection of such separate counsel (which consent may not be unreasonably withheld). In that event the fees and expenses of such separate counsel (and local counsel) shall be paid by the Indemnifying Party.

Upon receipt of notice from the Indemnifying Party to the Indemnified Party of its election to assume the defence of such action and (where required) approval by the Indemnified Party of counsel selected by the Indemnifying Party (such approval not to be unreasonably withheld), the Indemnifying Party will not be liable to such Indemnified Party under this clause 11 for any legal or other expenses subsequently incurred by such Indemnified Party in connection with the defence unless:

(a) the Indemnified Party shall have employed separate counsel in connection with a conflict of interest referred to above (it being understood, however, that the Indemnifying Party shall not be liable for the expenses of more than one such separate counsel (and local counsel) representing the Indemnified Party);

(b)   the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnified Party to represent the Indemnified Party within a reasonable time after notice of commencement of the action; or

(c)   the Indemnifying Party has authorised the employment of counsel for the Indemnified Party at the expense of the Indemnifying Party,

except that, if paragraph (a) or (c) above is applicable, such liability shall be only in respect of the counsel referred to in such paragraph (a) or (c).

The Indemnifying Party is not obliged to indemnify the Indemnified Party against any claim, action or proceeding which is settled or compromised by the Indemnified Party without the prior written consent of the Indemnifying Party. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, effect any settlement of any pending or threatened proceeding in respect of which any Indemnified Party is or could have been a party and indemnity could have been sought under this clause 11 by such Indemnified Party, unless such settlement includes an unconditional release of such Indemnified Party from all liability on claims that are the subject matter of such proceeding.

Any claim made by the Indemnified Party under an indemnity must be accompanied by a statement giving reasonable details of the calculation of the amount in respect of which such indemnity is claimed.

12   Fee arrangements

Dealer fees for MTNs

12.1   The Issuer agrees to pay fees to the Dealers in respect of issues of MTNs as may be agreed between them from time to time.

Other costs, charges and expenses for MTN issues

12.2   In relation to a Tranche of MTNs, the relevant Subscription Agreement, Dealer Confirmation or another agreement may set out the arrangements for the payment of the costs, charges and expenses of the parties to the documents governing that issue of MTNs.

Payments exclusive of GST

12.3   The parties acknowledge that this agreement (including all pricing and compensation terms, whether by way of reimbursement, indemnity, or otherwise) has been drafted without taking into account the effect, if any, of GST. The following principles will apply when determining the amount payable (for the purposes of the clause, **Payment**) for any goods, services or any other thing supplied pursuant to this agreement, or any other contract entered into between the Issuer and any Dealer in relation to the Program:

(a)   if GST is payable in relation to the supply of goods, services or any other thing, the amount payable will be the consideration specified in the relevant contract plus GST (if any);

(b)   if the Payment is determined by reference to any cost, expense or liability incurred by a party (**Payee**), the reference to cost, expense or liability means the actual amount incurred by the Payee less the amount of any GST input tax credit the Payee is entitled to claim in respect of that cost, expense or liability. The Payee will be assumed to be entitled to claim full input tax credits unless it demonstrates that its entitlement is otherwise prior to the date on which the Payment must be made;

(c)   if the Payment is a reimbursement or indemnification of a loss determined by reference to revenue received and costs incurred, the revenue will be the revenue earned net of GST and the costs will be determined in accordance with paragraph (b);

(d)   if the Payment arises from a revenue sharing arrangement or an obligation to pay a specified percentage of revenue, the Payment is to be calculated by reference to the relevant revenue net of GST;

(e)   if a party sets off an amount otherwise payable under the relevant contract the principles set out above shall be applied to calculate the amount to be set off as if that amount had been paid.

12.4   For the purposes of clauses 12.3 and 12.5 **GST** means the goods and services tax imposed by the "A New Tax System (Goods and Services Tax) Act 1999" and related legislation, together with interest thereon or penalties, if any, and charges, fees or other amounts made on, or in respect of such tax.

12.5   Each party agrees to do all things, including providing invoices or other documentation containing stipulated information, that may be necessary or desirable to enable or assist the other party to claim any credit, set off, rebate or refund in relation to any GST included in any payment made under any contract which is covered by clause 12.3.

13   Notices

General provisions

13.1   A notice, approval, consent or other communication in connection with this agreement:

(a)   may be given by an Authorised Officer of the relevant party; and

(b)   (unless specifically provided otherwise) must be in writing; and

(c)   if in writing must be left at the address of the addressee or sent by prepaid ordinary post (airmail if outside Australia) to the address of the addressee or by facsimile to the facsimile number of the addressee or, when consistent with appropriate business practices by telephone, it must be to the telephone number which is specified in clause 13.4, or if the addressee notifies another address, facsimile number or telephone number then to that address, facsimile number or telephone number.

Time of receipt

13.2 Unless a later time is specified in it a notice, approval, consent or other communication takes effect from the time it is received. A notice, approval, consent or other communication received after 5:00pm in the place of receipt is taken to be received at 9:00 am on the next Business Day in that place.

Deemed receipt

13.3 A letter or facsimile is taken to be received:

(a) in the case of a posted letter, on the third (seventh, if posted to or from a place outside Australia) day after posting; and

(b) in the case of a facsimile, on production of a transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient notified for the purposes of this clause.

Initial contact details

13.4 The initial address, facsimile and contact details of the parties are:

(a) in the case of the Issuer:

Address:	1300 New York Avenue N.W., Washington D.C. 20577 U.S.A.
Facsimile No:	(0015 1) 202 623 3388
Telephone:	(0011 1) 202 623 2277
Attention:	Chief, Capital Markets Division

(b) in the case of the Arranger:

Address:	Level 4 255 Elizabeth Street Sydney NSW 2000
Facsimile No:	(61 2) 9284 8270
Telephone:	(61 2) 9284 8788
Attention:	Director, Capital Markets

(c)   in the case of the Dealer:

    (i)   address, facsimile numbers and contact names for correspondence:

Address:	Level 4
	255 Elizabeth Street
	Sydney NSW 2000
Facsimile No:	(61 2) 9284 8270
Telephone:	(61 2) 9284 8788
Attention:	Associate Director, Capital Markets

    (ii)   address, telephone and facsimile numbers and contact names for bids:

Address:	Level 4
	255 Elizabeth Street
	Sydney NSW 2000
Facsimile No:	(61 2) 9284 8424
Telephone:	(61 2) 9284 8270
Attention:	Associate Director, Capital Markets

(d)   in the case of each New Dealer, as set out in the relevant Dealer Accession Letter or Dealer Confirmation signed by that New Dealer in accordance with clause 15.2 or 15.3.

Copies

13.5   If there is a failure to receive or delay in receipt by a party of a notice required to be copied to it, that failure does not prejudice the giving of the notice to the primary recipient.

14   Assignment

No party to this agreement may assign its rights under this agreement unless agreed to in writing by all parties. Nothing in this clause 14 affects the right of a Dealer to transfer MTNs.

15   Dealer appointment and termination

Appointment of Dealers

15.1   The Issuer may from time to time nominate a reputable financial institution as a Dealer in relation to the Program or a Tranche.

Dealer for the Program

15.2   Upon receipt by the Issuer of a letter substantially in the form of schedule 1 and the Issuer accepting the proposed Dealer's appointment by signing and returning such letter to the proposed Dealer, the proposed Dealer will become a Dealer to the Program with the rights and obligations of a Dealer under this agreement. The Issuer shall notify the other parties and the Registrar of any appointment of a Dealer to the Program under this clause 15.2.

Dealer for a Tranche

15.3 Upon receipt by the Issuer of a Dealer Confirmation containing a proposed appointment of a financial institution as a Dealer, and the Issuer accepting such Dealer Confirmation by signing and returning the Dealer Confirmation to the proposed Dealer, the proposed Dealer will become a Dealer with the rights and obligations of a Dealer under this agreement in respect of the Tranche described in the Dealer Confirmation. Alternatively, the terms of the appointment contained in schedule 2 may be included in the relevant Subscription Agreement.

Dealer resignation

15.4 Any Dealer may terminate its rights and obligations under this agreement on not less than 30 days' notice to the other parties, copied to the other parties and the Registrar, but such termination does not affect any right or liability accrued under this agreement prior to the date of such termination or under any MTNs.

Dealer termination

15.5 The Issuer may terminate the appointment of any Dealer by giving not less than 30 days' notice to the Dealer concerned, copied to the other parties, if any, and the Registrar. Any such termination does not affect any right or liability accrued under this agreement prior to the date of such termination or under any MTNs.

16 Miscellaneous

Exercise of rights

16.1 A party may exercise a right, power or remedy at its discretion, and separately or concurrently with another right, power or remedy. A single or partial exercise of a right, power or remedy by a party does not prevent a further exercise of that or any other right, power or remedy. Failure by a party to exercise or delay in exercising a right, power or remedy does not prevent its exercise. No party is liable for any loss caused by the exercise, attempted exercise, failure to exercise or delay in exercising a right, power or remedy whether or not caused by that party's negligence.

Waiver and variation

16.2 A provision of or a right created under this agreement may not be waived or varied except in writing signed by the party or parties to be bound.

Remedies cumulative

16.3 The rights, powers and remedies provided in this agreement are cumulative with and not exclusive of the rights, powers or remedies provided by law independently of this agreement.

Indemnities

16.4 Each indemnity in this agreement is a continuing obligation, separate and independent from the other obligations of the respective party and survives termination of this agreement. It is not necessary for the respective party to incur expense or make payment before enforcing a right of indemnity conferred by this agreement.

Register

16.5 The Issuer must maintain or procure the maintenance of the Register in Sydney (or such other place or places as the Issuer and the Registrar may agree) in accordance with the Registry Services Agreement.

17 Governing law, jurisdiction and service of process

Governing law

17.1 This agreement is governed by the law in force in New South Wales.

Jurisdiction

17.2 Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. Each party waives any right it has to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim that those courts do not have jurisdiction.

Service of process

17.3 Without preventing any other mode of service, any document in an action (including, without limitation, any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party with its process agent referred to in clause 17.4 or at its address for service of notices under clause 13.

Issuer's Agent

17.4 The Issuer appoints Dabserv Corporate Services Pty Limited of Governor Phillip Tower, 1 Farrer Place, Sydney, NSW, 2000 to receive any document referred to in clause 17.3. If for any reason that person ceases to be able to act as such, the Issuer must immediately appoint another person with an office located within the Commonwealth of Australia to receive any such document.

18 Counterparts

This agreement may consist of a number of counterparts and the counterparts taken together constitute one and the same instrument.

EXECUTED as an agreement.

Schedule 1   Dealer Accession Letter (Dealer for the Program)

To: Inter-American Development Bank ("**Issuer**")
        1300 New York Avenue N.W.
        Washington, D.C. 20577
        U.S.A.

Date: [   ]

Dear Sirs

We refer to the Medium Term Note Program Dealer Agreement dated 16 July 1999 ("**Dealer Agreement**") between the Issuer and Westpac Banking Corporation (ARBN 007 457 141) as arranger and dealer. Terms defined in the Dealer Agreement have the same meanings in this letter.

We acknowledge that we have received a copy of the Dealer Agreement, the Information Memorandum and the documents referred to in clause 3.1 of the Dealer Agreement which are in a form and substance satisfactory to us.

Pursuant to clause 15.2 of the Dealer Agreement and at the Issuer's request, we confirm our appointment as a Dealer to the Program.

We acknowledge that, with effect from the date of this letter we shall:

(a)   be treated in all respects as if we had been an original party to the Dealer Agreement as a Dealer; and

(b)   have rights against, and liabilities towards, each of the other parties to the Dealer Agreement identical to those which we would have had if we had been an original party to the Dealer Agreement as a Dealer.

In this regard we confirm our acceptance of all the provisions of the Dealer Agreement.

Our contact details for the purposes of clause 13.4 of the Dealer Agreement are:

[*specify address, telephone and facsimile numbers and contact name/position*]

This letter shall be governed by the laws in force in New South Wales.

Yours faithfully

[authorised signatory]

for and on behalf of
[NEW DEALER]

Acknowledged by way of acceptance by the Issuer:

....
[Title]   Date

Schedule 2   Dealer Confirmation (Single Dealer)

To: Inter-American Development Bank ("**Issuer**")
1300 New York Avenue N.W.
Washington, D.C. 20577
U.S.A.

Date: [.   ]

Dear Sirs

We refer to the Medium Term Note Program Dealer Agreement dated 16 July 1999 ("**Dealer Agreement**") between the Issuer and Westpac Banking Corporation (ARBN 007 457 141) as arranger and dealer. Terms defined in the Dealer Agreement have the same meanings in this letter.

Pursuant to clause 15.3 of the Dealer Agreement and at the Issuer's request, we confirm:

[(a)   our appointment as a Dealer to [*specify brief details of particular Tranche of MTNs*; and]*

[(b)]   our agreement to purchase MTNs to be issued by Inter-American Development Bank on the terms and conditions set out in schedule 1 of the Deed Poll dated [   ] 1999 as supplemented, modified or replaced by the Pricing Supplement attached to this letter.

We acknowledge that we have received a copy of the Dealer Agreement, the Information Memorandum and the documents referred to in clause 3.1 of the Dealer Agreement which are in a form and substance satisfactory to us.

[We acknowledge that with effect from the date of acceptance by the Issuer of our appointment as a Dealer we shall, in respect of the Tranche:

(a)   be treated in all respects as if we had been an original party to the Dealer Agreement as a Dealer; and

(b)   have rights against, and liabilities towards, each of the other parties to the Dealer Agreement identical to those which we would have had if we had been an original party to the Dealer Agreement.

In this regard we confirm our acceptance of all the provisions of the Dealer Agreement.

Our contact details for the purposes of clause 13.4 of the Dealer Agreement are:

[*specify address, telephone and facsimile number and contact name/position*]]**

This letter is a Dealer Confirmation referred to in the Dealer Agreement and is subject to the terms and conditions contained in the Dealer Agreement.

The provisions of clause 17 of the Dealer Agreement are incorporated by reference in this letter.

Yours faithfully

[authorised signatory]

for and on behalf of
[DEALER]

*   *Include (a) only if the party is not already a Dealer to the Program and the party is to be appointed as a Dealer for the Tranche only.*

** *Include these paragraphs if the party is being appointed as a Dealer for the Tranche.*

Acknowledged by way of acceptance by the Issuer:

....
[Title]   Date

Schedule 3   Subscription Agreement

Date:

Parties:

INTER-AMERICAN DEVELOPMENT BANK of 1300 New York Avenue N.W., Washington, D.C. 20577 ("**Issuer**")

[   ], [   ] and [   ] (each a "**Dealer**" and together the "**Dealers**")

Recitals:

A.   The Issuer has established a medium term note program in connection with which it entered into a dealer agreement dated 16 July 1999 ("**Dealer Agreement**") and made between the Issuer and Westpac Banking Corporation (ARBN 007 457 141) as arranger and dealer.

B.   The Issuer proposes to issue [*specify description or amount*] debt obligations owing under the Deed Poll ("**MTNs**") and the Dealers wish to subscribe for such MTNs.

C.   [Under clause 15.3 of the Dealer Agreement, the Issuer may appoint a "Dealer" to the Program for a single Tranche. The Issuer nominates each Dealer under this Agreement who is not a "Dealer" under the Dealer Agreement ("**New Dealers**") in respect of the Tranche to which the MTNs relate ("**Tranche**") as a "Dealer" under the Dealer Agreement in respect of the Tranche.]

Operative provisions:

1   Interpretation

1.1   Subject to clause 1.2, words and expressions defined in the Dealer Agreement have the same meanings in this agreement unless the contrary intention appears.

1.2   A reference to a Dealer in this agreement is a reference to a Dealer party to this agreement.

1.3   In the event of any conflict or inconsistency between the provisions of this agreement and the Dealer Agreement, the provisions of this agreement apply.

2   [New Dealers and]Documents

[2.1   Each New Dealer confirms its appointment as a "Dealer" under the Dealer Agreement to the Tranche. Each New Dealer acknowledges that it will, in respect of the Tranche:

(a)   be treated in all respects as if it had been an original party to the Dealer Agreement as a Dealer; and

(b)   have rights against, and liabilities towards, each of the other parties to the Dealer Agreement identical to those which the New Dealer would have had if it had been an original party to the Dealer Agreement.

Each New Dealer confirms its acceptance of all the provisions of the Dealer Agreement.]

[2.2]   Each Dealer acknowledges that it has received a copy of the Dealer Agreement, the Information Memorandum and the documents referred to in clause 3.1 of the Dealer Agreement which are in form and substance satisfactory to it.

3   Subscription of the MTNs

3.1   The Issuer agrees to issue and sell the MTNs in accordance with the provisions of this agreement and the Dealer Agreement and the Dealers [jointly and severally] [severally (in the amounts set out in the schedule to this agreement)] agree with the Issuer to subscribe for the MTNs in immediately available funds on [   ] or such other date not being later than [   ] as is agreed by the Issuer and each of the Dealers ("**Issue Date**") at their issue price [calculated in accordance with the provisions of the Pricing Supplement] plus (if the Issue Date is postponed) any accrued interest in respect of the MTNs less [*specify any agreed fees and expenses*] in the manner contemplated by clause 12 of the Dealer Agreement.

3.2   The Issuer confirms that it has approved a pricing supplement ("**Pricing Supplement**") dated [   ] in connection with the issue of the MTNs and authorises the Dealers to distribute copies of the Information Memorandum and the Pricing Supplement and any other documents prepared in connection with the Program and the issue of the MTNs, in connection with the offering and sale of the MTNs in accordance with the provisions of the Dealer Agreement.

3.3   [The obligations of each Dealer under this agreement are [joint and several] [several and independent] and:

(a)   the failure of one or more of them to perform its obligations shall not relieve the others of their respective obligations;

(b)   [each] [no one] of them shall be responsible for the failure of one or more of the others to perform its obligations; and

(c)   [each of them may separately enforce its rights against the others].]

4   Dealer Agreement

For the purposes of the Dealer Agreement:

(a)   the MTNs are MTNs as defined in the Dealer Agreement;

(b)   this agreement is a Subscription Agreement; and

(c)   each of the Dealers is a Dealer on the terms set out in the Dealer Agreement.

5   Conditions precedent

not

If any of the conditions in clause 3.2 of the Dealer Agreement are not satisfied or are waived by the Issue Date, [each Dealer] [the relevant Dealer] is entitled to terminate this agreement and the Dealers are released from their respective obligations under it, without prejudice to the obligations of the Issuer in respect of costs, charges and expenses of the Dealers incurred prior to or in conjunction with such termination.

6   Fees

[The Issuer agrees to pay to each Dealer on the Issue Date a fee of [ ].]

[No fees are payable by the Issuer to the Dealers in relation to the issue of MTNs under this agreement.]

7   Communications

All notices under this agreement must be in writing and may be given:

(a)   in the case of notification to the Issuer and Dealers party to the Dealer Agreement, in accordance with clause 13 of the Dealer Agreement; and

(b)   in the case of notification to Dealers not party to the Dealer Agreement, to each Dealer at:

[   ]

Facsimile: [   ]

Address: [   ]

[repeat for each Dealer]]

8   Governing law and jurisdiction

The provisions of clause 17 of the Dealer Agreement are incorporated by reference in this agreement.

9   Counterparts

This agreement may be executed in any number of counterparts and the counterparts taken together constitute one and the same instrument.

EXECUTED as an agreement.

[Schedule A   Obligations to Subscribe

Dealer   **Principal Amount of MTNs to be subscribed**

[to be completed only where each Dealer's obligation is several]]

Execution page for Subscription Agreement

ISSUER

SIGNED by)
)
on behalf of **INTER-AMERICAN**)
DEVELOPMENT BANK in the)
presence of:)
)
....)
Signature of witness)
)
....)
Name of witness (block letters))
)
....) ....
Address of witness) *[Title]*
)
....)
Occupation of witness)

SIGNED by)
)
as attorney for *[name of Dealer]* under)
power of attorney dated)
in the presence of:)
)
....)
Signature of witness)
)
....)
Name of witness (block letters))
)
....) ....
Address of witness) By executing this agreement the attorney
) states that the attorney has received no
....) notice of revocation of the power of
Occupation of witness) attorney

SIGNED by)
)
as attorney for [*name of Dealer*] under)
power of attorney dated)
in the presence of:)
)
....)
Signature of witness)
)
....)
Name of witness (block letters))
)
....)   ....
Address of witness)   By executing this agreement the attorney
)   states that the attorney has received no
....)   notice of revocation of the power of
Occupation of witness)   attorney

[*Repeat for each relevant Dealer*]

Schedule 4   Transfer Form

[The form of this transfer and acceptance form may vary from time to time according to any particular requirements of the Registrar]

To: The Registrar

Relating to the issue by Inter-American Development Bank ("**Issuer**") of Medium Term Notes the terms and conditions of which are set out in schedule 1 of the Deed Poll of the Issuer dated 16 July 1999 and supplemented by a Pricing Supplement dated [   ].

TRANSFEROR (Seller):   ....
Address: ....

....

hereby applies to transfer to:

TRANSFEREE (Purchaser):

Address: ....

....

the following Medium Term Note(s):

Type: ....

Principal Amount: ....
Redemption Date: ....
Interest Rate: ....
Index (if applicable):   ....
Special Conditions (if applicable)   ....

and all its property and interest in rights to the same and to the interest accrued thereon for the sum of:

Settlement Amount: A$..

TRANSFEROR (Seller):   ....

Signature: .... Date .... / .... / ....

TRANSFEREE (Purchaser):   ....

Signature: .... Date .... / .... / ....

TRANSFEREE'S PAYMENT INSTRUCTIONS

Payment of interest and principal should be made (delete (a) or (b) as appropriate):

(a)   by Australian Dollar cheque mailed to the address of the transferee specified above; or

(b)   by credit to the following Australian bank account.

Name of Account: ....
Name of Financial Institution: ....
Branch: ....
Account Number: ....
Tax File Number
or exemption (optional):   ....

Certification for companies:

I,   , a director/secretary of the Transferee, certify that the persons whose names are set out below hold the offices set out opposite their respective names, that the signatures appearing opposite their respective names are the true and correct signature of each person, and that such persons are, until otherwise notified, authorised to sign this form and any subsequent Transfer Form relating to any Medium Term Note held by the Transferee.

Director/Secretary of the Transferee: ....

Name: ....

Office: ....

Signature: ....

Notes:

- The Transferor and the Transferee acknowledge that transfer of Medium Term Note(s) specified in this Transfer Form shall only take effect on the entry of the Transferee's name in the Register as the registered owner of such Medium Term Note(s).

- The Transferee agrees to accept the Medium Term Note(s) specified in this Transfer Form subject to the terms and conditions appearing in the Register in relation to the Medium Term Note(s). The Transferee agrees to be bound by all the provisions of the Deed Poll, the Information Memorandum, the Terms and Conditions and any other arrangements concerning the MTNs as are applicable to MTN Holders as specified in the relevant Pricing Supplement. The Transferee irrevocably nominates and authorises the Registrar to hold the Deed Poll in New South Wales on behalf of the Transferee.

- Trustees must sign personally in accordance with relevant authority. This Transfer Form must be completed in the name of the trustee and not in the name of the trust.

- Where this form is executed by a corporation, it must be executed either under common seal or under power of attorney (in which case a certified copy of any such power of attorney must be lodged with this Transfer Form).

- The Register will be closed for the purpose of determining entitlements to interest and principal (if applicable) after the close of business on the seventh Business Day preceding the relevant date for payment of interest and of principal (if applicable).

- The Settlement Amount should be at least A$500,000 where the Corporations Law in force in Australia applies to the transfer of the MTNs. If less, the transfer must be made in a manner which constitutes an excluded issue or invitation within the meaning of the Corporations Law where the Corporations Law in force in Australia applies to the transfer of the MTNs.

REGISTRAR'S MARKING:

The Registrar certifies solely for the benefit of the Transferee that the Transferor is inscribed in the Register as the holder of the Medium Term Note(s) specified in this Transfer Form. The Registrar will not register any transfer of such Medium Term Note(s) other than pursuant to this Transfer Form before [   ] ("**Expiry Date**"). This certificate is made for the benefit of the Transferee and will be of no further effect upon whichever is the earlier of:

(a)   registration of this Transfer Form; or

(b)   the Expiry Date.

....
(Signature)   (Name of Signatory)   (Dated)
For the Registrar

Schedule 5   Letter notifying increase in Program Limit

To: the Dealers under the Dealer Agreement (as defined below)

[   ]

Copy to: [   ] (as Registrar)

Date: [   ]

Dear Sirs

We refer to the Medium Term Note Program Dealer Agreement dated 16 July 1999 ("**Dealer Agreement**") between Inter-American Development Bank and Westpac Banking Corporation (ARBN 007 457 141) as arranger and dealer. Terms defined in the Dealer Agreement have the same meanings in this letter.

Pursuant to clause 2.4 of the Dealer Agreement we notify you that the Program Limit is to be increased to A$[   ]. The Issuer has full authority to effect such increase.

For and on behalf of
Inter-American Development Bank

By: ....

Name: ....
          Authorised Officer

Schedule 6   Calculation Agency Agreement

Date:

Parties:

INTER-AMERICAN DEVELOPMENT BANK of 1300 New York Avenue N.W., Washington, D.C. 20577 (**"Issuer"**)

[   ] (ACN [   ]) (**"Calculation Agent"**, which expression includes its successors, substitutes (including, without limitation, persons taking by novation) and assigns)

Recitals:

A.   The Issuer has established a medium term note program in connection with which it entered into a dealer agreement dated 16 July 1999 (**"Dealer Agreement"**) and made between the Issuer and Westpac Banking Corporation (ARBN 007 457 141) as arranger and dealer.

B.   The Issuer proposes to issue debt obligations owing under the Deed Poll (**"MTNs"**) and a calculation agent may be required to make certain calculations in relation to certain of those MTNs.

Operative provisions:

1   Interpretation and acknowledgment

Interpretation

1.1   Words and expressions defined in the terms and conditions (**"Conditions"**) of the MTNs have the same meanings in this agreement unless the contrary intention appears.

Acknowledgment

1.2   The Calculation Agent acknowledges receipt of a copy of the Conditions.

2   Appointment

In the event that the Calculation Agent agrees to act as such in relation to a Series of MTNs, which agreement is to be evidenced by the Issuer sending to the Calculation Agent, and the Calculation Agent acknowledging, a letter in the form of schedule A to this agreement, the Issuer appoints the Calculation Agent as its agent for the purposes of making such calculations or determinations in respect of that Series of MTNs as are agreed between the Issuer and the Calculation Agent (and set out in the Conditions and the Pricing Supplement) on the terms of this agreement.

3 Duties

Duties

3.1 The Calculation Agent agrees to perform the duties expressed to be performed by it in the Conditions and the Pricing Supplement applying to each Series of MTNs in respect of which it is appointed. In respect of each such appointment, as soon as practicable after the relevant time on such date as the Conditions or the Pricing Supplement may require:

(a) any Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount, or any other amount to be calculated; or

(b) any quote to be obtained or any determination or calculation to be made by the Calculation Agent,

if required by the relevant Pricing Supplement, the Calculation Agent must:

(c) determine the Interest Rate in respect of each denomination of the MTNs for the relevant Interest Accrual Period, Interest Period or Interest Payment Date;

(d) calculate the Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount, or other amount; or

(e) obtain such quote or make such determination or calculation,

and cause the Interest Rate for each Interest Accrual Period, Interest Period or Interest Payment Date and, if required to be calculated, any Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount or other amount, to be notified to the Registrar, the Issuer and (if the MTNs are listed on any stock exchange) any relevant stock exchange as soon as possible after their determination but in no event later than 5.00pm Australian Eastern Standard Time (or, if applicable, Australian Eastern Summer Time) on the Business Day on which such calculation is made.

The Calculation Agent must obtain relevant quotes from appropriate banks or reference agents or obtain information from such other sources as are specified in the Conditions or the Pricing Supplement or, failing which, as the Calculation Agent deems appropriate.

Changes to Conditions

3.2 The Calculation Agent is obliged to perform only the duties set out specifically in this agreement and any duties necessarily incidental to them. The Calculation Agent has no other duties or obligations. If the Conditions are amended on or after a date on which the Calculation Agent accepts any appointment in a way that affects the duties expressed to be performed by the Calculation Agent, the Calculation Agent is not obliged to perform such duties as so amended unless it consents to do so.

Notification of failure to make determination

3.3   If the Calculation Agent does not determine any Amortised Face Amount, Early Termination Amount, Maturity Redemption Amount, Interest Amount, Instalment Amount or any other amount, obtain any quote, or make any other determination or calculation that it is required to make pursuant to the Conditions, it must promptly notify the Issuer and the Registrar.

4   Fees and indemnity

Fees

4.1   The Issuer agrees to pay the Calculation Agent the fees agreed between them from time to time.

Indemnity

4.2   The Issuer, on demand accompanied by duly documented evidence, indemnifies the Calculation Agent against liability, loss, costs, charges or expenses (including, without limitation, legal costs and expenses on a full indemnity basis or solicitor and own client basis, whichever is higher) arising out of or in relation to or in connection with its appointment or the exercise of its functions, except such as may result from the breach by it of the terms of this agreement or from its own wilful default, negligence or bad faith or that of its officers, employees, agents or contractors.

4.3   The Calculation Agent shall indemnify the Issuer against loss, costs, charges or expense which the Issuer may incur or which may be made against the Issuer as a result of the breach by it of the terms of this agreement from any act of wilful default, negligence or bad faith by the Calculation Agent or any of its officers or employees with regard to its obligations as Calculation Agent under this agreement.

5   General

Calculations binding

5.1   The determination by the Calculation Agent of any amount or of any state of affairs, circumstance, event or other matter, or the formation of any opinion or the exercise of any discretion required or permitted to be determined, formed or exercised by the Calculation Agent under or pursuant to this agreement is (in the absence of manifest error) final and binding on the Issuer, the Registrar and the MTN Holders.

No agency or trust

5.2   In acting under this agreement and in connection with the MTNs the Calculation Agent has no obligations towards or relationship of agency or trust with any of the MTN Holders.

Taking of advice

5.3   The Calculation Agent may consult on any legal matter any legal adviser selected by it, who may be an employee of or legal adviser to the Issuer, and it incurs no liability to the Issuer, the Registrar or the MTN Holders for action taken, or suffered to be taken, with respect to such matter in good faith and in accordance with the opinion of such legal adviser.

Information believed to be genuine

5.4   The Calculation Agent incurs no liability to the Issuer, the Registrar or the MTN Holders for or in respect of any action taken or thing suffered by it in reliance upon any document or information from any electronic or other source reasonably believed by it to be genuine and to have been signed or otherwise given or disseminated by the proper parties, even if it is subsequently found not to be genuine or to be incorrect.

Other relationships

5.5   The Calculation Agent, whether acting for itself or in any other capacity, is not precluded from becoming the owner of, or acquiring any interest in, holding or disposing of, any MTN or any shares or other securities of the Issuer or any of its related entities (within the meaning given to that term by the Corporations Law), with the same rights as it would have had if it were not acting as Calculation Agent, or from entering into or being interested in any contracts or transactions with the Issuer or any of its related entities (as defined above), or from acting on, or as the depositary, trustee or agent for, any committee or body of holders of any securities of the Issuer or any of its related entities (as defined above), and is not liable to account to the Issuer or the MTN Holders for any resulting profit.

6   Changes in Calculation Agent

Resignation

6.1   The Calculation Agent may resign its appointment under this agreement at any time by giving to the Issuer not less than 30 days' written notice to that effect (which notice may expire on different dates with respect to different Series but must not, in respect of any Series, expire prior to the Record Date for any payment in respect of the MTNs comprising that Series). In the event that the Calculation Agent is unable or unwilling or otherwise fails to act, the Issuer may immediately appoint a leading bank or investment banking firm engaged in trading in debt securities in the domestic capital markets (or, if appropriate, engaged in trading in the money, swap or over-the-counter derivatives market) that is most closely connected with the calculation or determination to be made by the Calculation Agent to act as its successor. No resignation by the Calculation Agent takes effect, nor may the Calculation Agent be removed (save as set out in this agreement), until a replacement Calculation Agent has been appointed by the Issuer. The Issuer agrees with the Calculation Agent that if, by the day falling 10 days before the expiry of any notice under this clause 6, the Issuer has not appointed a replacement Calculation Agent, the Calculation Agent is entitled, on behalf of the Issuer, to appoint a Calculation Agent in its place meeting the requirements set out above to which the Issuer has no reasonable objection. Different successor Calculation Agents may be appointed in respect of different Series of MTNs.

Termination of appointment in certain events

6.2 The Issuer may immediately terminate the appointment of the Calculation Agent if:

(a) at any time the Calculation Agent becomes incapable of acting, or is adjudged bankrupt or insolvent, or files a voluntary petition in bankruptcy or makes an assignment for the benefit of its creditors or consents to the appointment of a receiver, administrator or other similar official of all or any substantial part of its property or admits in writing its inability to pay or to meet its debts as they mature or suspends payment of them, or if a resolution is passed or an order made for its winding-up or dissolution, or if a receiver, administrator or other similar official of itself or all or any substantial part of its property is appointed, or if an order of any court is entered approving any petition filed by or against it under the provisions of any applicable bankruptcy or insolvency laws, or if any public officer takes charge or control of it or its property or affairs for the purpose of rehabilitation, conservation or liquidation; or

(b) it fails duly to make any calculation or determination required to be made by it under this agreement and the Issuer gives it notice that it intends to appoint a replacement Calculation Agent to make the calculation in question and subsequent calculations (if any).

Notice to MTN Holders

6.3 The Issuer agrees:

(a) to give the Registrar not less than 15 days' notice of any such proposed resignation or termination of the Calculation Agent under clause 6.1; and

(b) where there is a termination under clause 6.2, to give notice of it as soon as practicable after such termination.

Successor corporations

6.4 Any partnership, corporation, trust or other organisation into which the Calculation Agent may be merged or converted or any partnership, corporation, trust or other organisation with which the Calculation Agent may be consolidated or any partnership, corporation, trust or other organisation resulting from any merger, conversion or consolidation to which the Calculation Agent is a party will be, to the extent permitted by applicable law, the successor Calculation Agent under this agreement without any further formality. The Calculation Agent must promptly give notice of any such merger, conversion or consolidation to the Issuer and the Registrar. In addition, the Calculation Agent may transfer, in whatever form the Calculation Agent determines may be appropriate, all of its rights and obligations to a partnership, corporation, trust or other organisation to which the Calculation Agent transfers all or substantially all of the Calculation Agent's assets and business and which assumes its obligations by contract, operation of law or otherwise. Upon any such transfer and assumption of obligations, the Calculation Agent is relieved of and fully discharged from all obligations under this agreement, whether such obligations arose before or after such transfer and assumption.

7 Notices

General provisions

7.1   A notice, approval, consent or other communication in connection with this agreement:

(c)   may be given by a duly authorised officer of the relevant party;

(c)   must be in writing; and

(d)   must be left at the address of the addressee or sent by prepaid ordinary post (airmail if outside Australia) to the address of the addressee or by facsimile to the facsimile number of the addressee which is specified in clause 7.4, or if the addressee notifies another address or facsimile number then to that address or facsimile number.

Time of receipt

7.2   Unless a later time is specified in it a notice, approval, consent or other communication takes effect from the time it is received.

Deemed receipt

7.3   A letter or facsimile is taken to be received:

(a)   in the case of a posted letter, on the third (seventh, if posted to or from a place outside Australia) day after posting; and

(b)   in the case of a facsimile, on production of a transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile number of the recipient notified for the purposes of this clause.

Initial contact details

7.4   The initial address and facsimile numbers of the parties are:

(a)   in the case of the Issuer:

Address: 1300 New York Avenue, N.W.,
                  Washington D.C. 20577
                  U.S.A.
Facsimile No: (0015 1) 202 623 3388
Telephone: (0011 1) 202 623 2277
Attention: Chief, Capital Markets Division;

(b)   in the case of the Calculation Agent: [   ].

Copies

7.5　If there is a failure to receive or delay in receipt by a party of a notice required to be copied to it, that failure does not prejudice the giving of the notice to the primary recipient.

8　Governing law and jurisdiction

Governing law

8.1　This agreement is governed by the law in force in New South Wales.

Jurisdiction

8.2　Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales and courts of appeal from them. Each party waives any right it has to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim that those courts do not have jurisdiction.

Service of Process

8.3　Without preventing any other mode of service, any document in an action (including, without limitation, any writ of summons or other originating process or any third or other party notice) may be served on any party by being delivered to or left for that party with its process agent referred to in clause 8.4 or at its address for service of notices under clause 7.

Issuer's Agent

8.4　The Issuer appoints Dabserv Corporate Services Pty Limited of Governor Phillip Tower, 1 Farrer Place, Sydney, NSW, 2000, Australia to receive any document referred to in clause 8.3. If for any reason that person ceases to be able to act as such, the Issuer must immediately appoint another person with an office located within the Commonwealth of Australia to receive any such document.

9　Counterparts

This agreement may be executed in any number of counterparts and the counterparts taken together constitute one and the same instrument.

EXECUTED as an agreement.

Schedule A — Letter of appointment and acceptance

To: [Calculation Agent]
      [   ]

Date: [   ]

We refer to the Calculation Agency Agreement dated [   ] and made between Inter-American Development Bank and [name of Calculation Agent]. Terms defined in the Calculation Agency Agreement have the same meanings in this letter.

We request that you act as Calculation Agent in relation to the Series of the MTNs numbered [   ] in accordance with the Conditions, the terms of the Pricing Supplement for that Series (a copy of which is attached) and the Calculation Agency Agreement.

Please confirm your agreement to your appointment by signing the acknowledgment at the foot of the enclosed copy of this letter and returning it to us.

Yours faithfully

Inter-American Development Bank

By: _____
      Title

ACKNOWLEDGMENT

We confirm our agreement to our appointment as Calculation Agent in accordance with the terms of your letter dated [   ] of which the above is a copy.

Yours faithfully

[CALCULATION AGENT]

By: ....

Name: ....
       Authorised person

Execution page for Calculation Agency Agreement

ISSUER

SIGNED by   )

)

on behalf of **INTER-AMERICAN**   )

DEVELOPMENT BANK in the   )

presence of:)

)

....   )

Signature of witness   )

)

....   )

Name of witness (block letters)   )

)

)   ....

....   )   *[Title]*

Address of witness   )

)

....   )

Occupation of witness   )

CALCULATION AGENT

SIGNED by   )

)

as attorney for *[name of Calculation*   )

Agent] under power of attorney dated   )

)

in the presence of:)

)

....   )

Signature of witness   )

)

....   )

Name of witness (block letters)   )

)

....   )   ....

Address of witness   )   By executing this agreement the attorney

)   states that the attorney has received no

....   )   notice of revocation of the power of

Occupation of witness   )   attorney

Schedule 7   Selling Restrictions

1   Australia

No prospectus in relation to the MTNs has been lodged with, or registered by, the Australian Securities and Investments Commission. Accordingly, each Dealer agrees that it will not:

(a)   make any offer or invitation in relation to the MTNs in Australia unless:

       (i)   the consideration payable is a minimum amount of A$500,000 or the offer or invitation otherwise constitutes an *excluded offer* or *excluded invitation* as these terms are defined in the Corporations Law of Australia; and

       (ii)   it complies with:

            (A)   the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in the Banking (Exemption) Order No. 82, as if it applied to the Issuer mutatis mutandis, which requires all offers and transfers to be for a consideration of at least A$500,000; and

            (B)   any other applicable laws, regulations or directives; or

(b)   make any offer or invitation in relation to MTNs to be transferred to or from Australia unless:

       (i)   the consideration payable at the time of the transfer is a minimum amount of A$500,000 or the transfer otherwise constitutes an *excluded offer* or *excluded invitation* as these terms are defined in the Corporations Law of Australia; and

       (ii)   it complies with:

            (A)   the directive issued by the Assistant Treasurer of the Commonwealth of Australia dated 23 September 1996 as contained in the Banking (Exemption) Order No. 82, as if it applied to the Issuer mutatis mutandis, which requires all offers and transfers to be for a consideration of at least A$500,000; and

            (B)   any other applicable laws, regulations or directives; and

       (iii)   the transfer is in compliance with the laws of the jurisdiction in which the transfer takes place; or

(c)   circulate the Information Memorandum or issue a prospectus or other offering materials relating to the MTNs which in either case would require it to be lodged or registered under Division 2 of Part 7.12 of the Corporations Law of Australia.

2   Further restrictions

If the Issuer reasonably determines that additional country specific selling restrictions are required or the selling restrictions set out above require amendment or variation to ensure compliance with any law, treaty or official directive or request (whether or not having the force of law, but if not having the force of law compliance with which is in accordance with the practice of responsible financial institutions in the country concerned), the Issuer may by 30 days' notice to each Dealer notify new selling restrictions which shall take effect as if set out in this schedule from the date specified in such notice. However, this provision does not limit the general obligation of each Dealer to comply with all applicable laws.

Execution page for Dealer Agreement

ISSUER

SIGNED by

on behalf of **INTER-AMERICAN**
DEVELOPMENT BANK in the
presence of:

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[signature]
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Signature of witness

JOHN S SCOTT
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Name of witness (block letters)

1731 S ST NW 7 WDC 20009
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Address of witness

ATTORNEY - Inter American
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Occupation of witness   Development
                              Bank

[signature]
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Finance Manager
Charles O. Sethness
Finance Manager

ARRANGER AND DEALER

SIGNED by
and
as attorneys for
WESTPAC BANKING
CORPORATION under power of
attorney dated 3 February 1994 in the
presence of:

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[signature]
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Signature of witness

PETER BLOOMFIELD
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Name of witness (block letters)

Level 4, 255 Elizabeth St Sydney
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Address of witness

Banker
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Occupation of witness

[signature]
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Senior Manager

[signature]
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Manager Legal

By executing this agreement each
attorney states that the attorney has
received no notice of revocation of the
power of attorney



To: Westpac Banking Corporation
Level 2, Westpac Place
275 Kent Street
Sydney NSW 2000

Attention: Executive Director, Debt Syndicate

Copy to: Reserve Bank of Australia (as Registrar)
65 Martin Place
Sydney NSW 2000

Attention: The Registrar

Date: 18 December 2009

Dear Sirs

We refer to the Australian Dollar Medium Term Note Program Dealer Agreement dated 16 July 1999 ("**Dealer Agreement**") between Inter-American Development Bank and Westpac Banking Corporation (ABN 33 007 457 141) as Arranger and Dealer. Terms defined in the Dealer Agreement have the same meanings in this letter.

Pursuant to clause 2.4 of the Dealer Agreement we notify you that the Program Limit is to be changed from A$5,000,000,000 to an unlimited amount and, for the avoidance of doubt, by execution of this letter by you and us, it is agreed that it is not a requirement of the Dealer Agreement that the Program Limit be a specified aggregate Australian dollar amount. The Issuer has full authority to effect such change.

The Issuer has also executed an Amended and Restated Deed Poll dated 18 December 2009 in relation to the Program and we enclose a copy for your information. The Terms and Conditions are no longer set out in a schedule to the Amended and Restated Deed Poll which now refers to the terms and conditions set out in the relevant Information Memorandum referred to in the relevant Pricing Supplement in relation to any MTNs which is confirmed in writing by the Issuer, as amended, supplemented or replaced in relation to those MTNs by that Pricing Supplement.

In addition to notifying you of these matters, this letter also supplements and amends the Dealer Agreement and should be read in conjunction with the Dealer Agreement. Any MTNs issued under the Program on or after the date of this letter shall be issued pursuant to the Dealer Agreement as supplemented and amended by this letter.

The Dealer Agreement is supplemented and amended as follows:

- the expression "Terms and Conditions" as used in the Dealer Agreement has the same meaning as in the Amended and Restated Deed Poll and, accordingly, any references to "the terms and conditions set out in schedule 1 of the Deed Poll" or similar expressions (including without limitation in clause 1.2 of, and Schedules 2 and 4, to the Dealer Agreement) are to be construed as references to the Terms and Conditions;

- the selling restrictions set out in Schedule 7 (Selling Restrictions) of the Dealer Agreement are deleted and replaced by the selling restrictions set out in the most recent Information Memorandum issued and published by the Issuer in relation to the Program. As at the date of this letter, the Information Memorandum dated 18 December 2009 is the most recent information memorandum published by the Issuer; and

- the contact details of Westpac Banking Corporation as Arranger and Dealer in clause 13.4 of the Dealer Agreement shall be replaced with the following details:

  Westpac Banking Corporation
  Level 2, Westpac Place
  275 Kent Street
  Sydney NSW 2000

  Attention: Executive Director, Debt Syndicate
  Telephone: (61 2) 8253 4571
  Fax: (61 2) 8254 6930

Please sign and date a copy of this letter below to acknowledge and agree that the Program Limit has been changed to an unlimited amount, the Dealer Agreement has been supplemented and amended by this letter and that the Issuer has delivered to you a copy of the executed Amended and Restated Deed Poll. You acknowledge that this document is a "Transaction Document" for the purposes of the Dealer Agreement.

Clauses 17 (Governing law, jurisdiction and service of process) and 18 (Counterparts) of the Dealer Agreement apply to this letter as if fully set out in this letter.

For and on behalf of
Inter-American Development Bank

By:

Name: Edward Bartholomew
            Chief Financial Officer and
            General Manager, Finance Department

Agreed and acknowledged:

for and on behalf of
Westpac Banking Corporation

By:



Name: **Mark Goddard**
          Authorised Officer
          Tier One Attorney

Gary Blix
Tier One Attorney

Dated 18 December 2009

Series No.:   015
Tranche No.: G
Date: 23 July 2021

INTER-AMERICAN DEVELOPMENT BANK



Australian Dollar Medium Term Note Program

issue of

A$140,000,000 4.25% Medium Term Notes due 11 June 2026
("MTNs")
(to be consolidated and form a single Series with the Issuer's existing A$50,000,000 4.25%
Medium Term Notes due 11 June 2026, issued on 11 June 2014, A$50,000,000 4.25%
Medium Term Notes due 11 June 2026, issued on 20 April 2016, A$60,000,000 4.25%
Medium Term Notes due 11 June 2026, issued on 27 June 2016, A$30,000,000 4.25%
Medium Term Notes due 11 June 2026, issued on 15 July 2016, A$50,000,000 4.25%
Medium Term Notes due 11 June 2026, issued on 18 August 2016 and A$100,000,000 4.25%
Medium Term Notes due 11 June 2026, issued on 14 July 2017)

The Program has been rated AAA by Standard & Poor's
and Aaa by Moody's Investors Service, Inc.

Each offer to purchase or invitation to buy MTNs must (a) constitute an offer or invitation which does not require disclosure to investors under Parts 6D.2 or 7.9 of the Corporations Act 2001 of Australia such that the amount payable by each person who subscribes for MTNs must be at least A$500,000 (disregarding moneys lent by the offeror or its associates), and (b) must comply with Banking exemption No. 1 dated 21 March 2018 promulgated by the Australian Prudential Regulation Authority as if it applied to the Issuer, mutatis mutandis. The sale of the MTNs is also subject to other selling restrictions as set out in the Information Memorandum dated 18 December 2009 and this Pricing Supplement.

The Issuer is not a bank which is authorised under the Banking Act 1959 of Australia. The MTNs are not the obligations of any government and, in particular, are not guaranteed by the Commonwealth of Australia.

This Pricing Supplement (as referred to in the Information Memorandum dated 18 December 2009 ("**Information Memorandum**") and Deed Poll dated 16 July 1999, as amended and restated on 18 December 2009, together the "**Deed Poll**" in relation to the above Program) relates to the Tranche of MTNs referred to above.

The Terms and Conditions of the MTNs are as set out on pages 12 to 28 of the Information Memorandum, as supplemented and amended by this Pricing Supplement. The MTNs are constituted by the Deed Poll. Terms used but not defined in this Pricing Supplement have the meanings given to them in the Information Memorandum.

The most recent Information Statement incorporated by reference in the Information Memorandum is dated 26 February 2021.

The particulars to be specified in relation to such Tranche are as follows:

1	Description of MTNs:	Fixed Rate MTNs
2	Issuer:	Inter-American Development Bank
3	Registrar:	Reserve Bank of Australia
4	Type of Issue:	Underwritten
5	Dealer:	The Toronto-Dominion Bank
6	Currency:	
	- of Denomination	Australian dollars
	- of Payment	Australian dollars
7	Aggregate principal amount of Tranche:	A$140,000,000
8	If interchangeable with existing Series:	Yes. To be consolidated and form a single Series with the Issuer's existing A$50,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 11 June 2014, A$50,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 20 April 2016, A$60,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 27 June 2016, A$30,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 15 July 2016, A$50,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 18 August 2016 and A$100,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 14 July 2017.
9	Issue Date:	27 July 2021

10	Issue Price:	116.044% of the Aggregate principal amount of the Tranche (plus accrued interest of 46 days of A$747,600 for the period from and including 11 June 2021 to but excluding 27 July 2021)

11	Denomination:	A$1,000, subject to the requirement that the amount payable by each person who subscribes for MTNs when issued in or transferred within Australia must be at least A$500,000.

In addition, the issue and the transfer of MTNs in Australia must comply with Banking exemption No. 1 of 2018 dated 21 March 2018 promulgated by the Australian Prudential Regulation Authority as if it applied to the Issuer *mutatis mutandis* (and which requires all offers of any parcels of MTNs to be for an aggregate principal amount of at least A$500,000).

12	Definition of Business Day:	A day (other than a Saturday or Sunday) on which commercial banks are open for general banking business in Sydney.

13 Interest:

(a) If Interest bearing:

(i)	Interest Rate:	4.25% per annum paid semi-annually in arrear.
(ii)	Interest Amount:	A$21.25 per MTN on each Interest Payment Date.
(iii)	Interest Payment Dates:	11 June and 11 December of each year, commencing on 11 December 2021 and ending on the Maturity Date
(iv)	Interest Period End Dates:	Interest Payment Dates
(v)	Applicable Business Day Convention:	Following
	- for Interest Payment Dates:	As above
	- for Maturity Date:	Unadjusted
	- for Interest Period End Dates:	Unadjusted

		-	any other dates:	As above
	(vi)		Day Count Fraction:	RBA Bond Basis, which means one divided by the number of Interest Payment Dates in a year (or in respect of the calculation of interest for any period of time (where the Calculation Period does not constitute an Interest Period, the actual number of days in the Calculation Period divided by 365 (or, if any portion of the Calculation Period falls in a leap year, the sum of:

(i) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366; and

(ii) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365)).

	(vii)	Interest Commencement Date:	11 June 2021
	(viii)	Minimum Interest Rate:	Not applicable
	(ix)	Maximum Interest Rate:	Not applicable
	(x)	Issue Yield:	0.88% per annum (semi-annual)
(b)	If non-interest bearing:		
	-	Amortisation Yield:	Not applicable
14	Maturity Date:		11 June 2026
15	Maturity Redemption Amount:		Outstanding Principal Amount
16	Early Termination Amount:		Outstanding Principal Amount
17	Any Clearing System other than Austraclear:		Interests in MTNs traded in the Austraclear System may also be traded through Euroclear and Clearstream, Luxembourg.

See the section of the Information Memorandum entitled "*Clearing System*" on page 10.

18	Additional Tax Consequences and Disclosure:	See the section of the Information Memorandum entitled "*Taxation*" on pages 33 to 37, amended as set out in Schedule A to the Pricing Supplement.

19	Other Conditions:	Not applicable

20   Selling Restrictions:

The Selling Restrictions are amended as set out in Schedule B to this Pricing Supplement and, in addition, the MTNs will not be offered, sold or distributed, directly or indirectly, in the United States of America, its territories or possessions or to, or for the account or benefit of, U.S. Persons (as such term is defined in Rule 902(k) of Regulation S under the United States Securities Act of 1933, as amended).

21	Address for Notices (if necessary):	Not applicable
22	Listing:	Not applicable
23	ISIN:	AU3CB0221661
24	Common Code:	107515704

CONFIRMED

Inter-American Development Bank



By: Gustavo Alberto De Rosa

Title: Vice President for Finance and Administration & Chief Financial Officer and General Manager, Finance Department

Date: 23 July 2021

SCHEDULE A

The section entitled "United States Taxation" set out on pages 33 and 37 of the Information Memorandum is deleted and replaced with the following:

United States Taxation

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that (a) any discussion of United States federal tax issues contained or referred to in this Information Memorandum or any document referred to herein is not intended or written to be used, and cannot be used, by you for the purpose of avoiding penalties that may be imposed on you under the United States Internal Revenue Code, (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein, and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

This section describes certain United States federal income tax consequences of owning the MTNs and certain provisions of the Bank Agreement concerning the taxation of the MTNs. It applies only to MTN Holders acquiring MTNs in the offering who hold such MTNs as capital assets for tax purposes. This section does not apply to an MTN Holder that is a member of a class of holders subject to special rules, such as:

- a dealer in securities or currencies;
- a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;
- a bank;
- a life insurance company;
- a tax-exempt organization;
- a person that owns MTNs that are a hedge or that are hedged against interest rate or currency risks;
- a person that owns MTNs as part of a straddle or conversion transaction for tax purposes;
- a person that purchases or sells MTNs as part of a wash sale for tax purposes; or
- a United States MTN Holder, as defined below, whose functional currency for tax purposes is not the United States Dollar.

This section is based on the Internal Revenue Code of 1986, as amended ("**Code**"), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

This section applies only to MTNs issued on a fully paid basis, that bear interest at a fixed rate, that are not issued with original issue discount, and that do not provide for amortization payments prior to maturity. Accordingly, this section does not apply to MTNs that are non-interest bearing, that provide for floating interest payments, or that are issued on a partly paid basis. If any MTNs are subject to special rules (for example, the rules regarding original issue discount or contingent payment debt instruments), such rules will be discussed in the applicable Pricing Supplement.

Notwithstanding any of the tax information provided in this Information Memorandum, which does not purport to be complete, all persons considering the purchase of the MTNs should consult their own tax advisor concerning the consequences of owning these MTNs in their particular circumstances under the Code and the laws of any other taxing jurisdiction.

1. **Tax Status – General**

   The MTNs and the interest thereon generally will be subject to taxation.

   The Bank Agreement provides that the MTNs and the interest thereon are not subject to any tax by a member of the Issuer (a) which tax discriminates against the MTNs solely because they are issued by the Issuer, or (b) if the sole jurisdictional basis for the tax is the place or currency in which the MTNs are issued, made payable or paid, or the location of any office or place of business maintained by the Issuer. Also, under the Bank Agreement, the Issuer is not under any obligation to withhold or pay any tax imposed by any member on the MTNs. Accordingly, payments on the MTNs will be made to the Registrar without deduction in respect of any such tax.

   The imposition of United States federal income tax in the manner described herein is not inconsistent with the provisions of the Bank Agreement.

2. **Tax Status – United States**

   The United States Treasury Department has issued to the Issuer rulings dated May 4, 1988 and May 5, 1989 ("**Rulings**") regarding certain United States tax consequences under the Code of the receipt of interest on securities issued by the Issuer. The Rulings provide that interest paid by the Issuer on such securities, including payments attributable to accrued original issue discount, constitutes income from sources outside the United States. The Rulings further determine that neither the Issuer nor an agent appointed by it as principal for the purpose of paying interest on securities issued by the Issuer is required to withhold tax on interest paid by the Issuer.

   Under the Rulings, interest paid by the Issuer ordinarily would not be subject to United States federal income tax, including withholding tax, if paid to a non-resident alien individual (or foreign partnership, estate or trust) or to a foreign corporation, whether or not such person is engaged in trade or business in the United States. However, absent any special statutory or treaty exception, such interest would be subject to United States federal income tax in the following cases: (i) such interest is derived by such person in the active conduct of a banking, financing or similar business within the United States and such interest is attributable to an office or other fixed place of business of such person within the United States, or (ii) such person is a foreign corporation taxable as an insurance company carrying on a United States insurance business and such interest is attributable to its United States business.

3. **United States MTN Holders**

   This section describes the tax consequences to a United States MTN Holder. An MTN Holder is a United States MTN Holder if it is a beneficial owner of an MTN and is:

   - a citizen or resident of the United States;
   - a domestic corporation;
   - an estate whose income is subject to United States federal income tax regardless of its source; or
   - a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

   Except for portions that explicitly address foreign persons, this section does not apply to MTN Holders who are not United States MTN Holders.

4. **Payments of Interest**

   MTN Holders will be taxed on any interest on their MTNs as ordinary income at the time such holder receives the interest or when it accrues, depending on such holder's method of accounting for tax purposes.

Cash Basis Taxpayers. If an MTN Holder is a taxpayer that uses the cash receipts and disbursements method of accounting for tax purposes, such MTN Holder must recognize income equal to the United States Dollar value of each Australian dollar interest payment received, based on the exchange rate in effect on the date of receipt, regardless of whether such MTN Holder actually converts such payment into United States Dollars.

Accrual Basis Taxpayers. If an MTN Holder is a taxpayer that uses an accrual method of accounting for tax purposes, such MTN Holder may determine the amount of income that such holder recognizes with respect to each Australian dollar interest payment using one of two methods. Under the first method, such MTN Holder will determine the amount of income accrued based on the average exchange rate in effect during the interest accrual period or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year.

If such MTN Holder elects the second method, such MTN Holder would determine the amount of income accrued on the basis of the exchange rate in effect on the last day of the accrual period, or, in the case of an accrual period that spans two taxable years, the exchange rate in effect on the last day of the part of the period within the taxable year. Additionally, under this second method, if such MTN Holder receives a payment of interest within five business days of the last day of such MTN Holder's accrual period or taxable year, such MTN Holder may instead translate the interest accrued into United States Dollars at the exchange rate in effect on the day that such MTN Holder actually receives the interest payment. If such MTN Holder elects the second method it will apply to all debt instruments that such MTN Holder holds at the beginning of the first taxable year to which the election applies and to all debt instruments that such MTN Holder subsequently acquires. Such MTN Holders may not revoke this election without the consent of the Internal Revenue Service.

When such MTN Holders actually receive an interest payment, including a payment attributable to accrued but unpaid interest upon the sale or retirement of their MTNs, for which such MTN Holder accrued an amount of income, such MTN Holder will recognize ordinary income or loss measured by the difference, if any, between the exchange rate that such MTN Holder used to accrue interest income and the exchange rate in effect on the date of receipt, regardless of whether such holder actually converts the payment into United States Dollars.

For foreign tax credit limitation purposes, interest paid by the Issuer on the MTNs will be income from sources outside the United States and will, depending on the MTN Holder's circumstances, be either "passive income" or "general income" for purposes of computing the foreign tax credit allowable to an MTN Holder.

5.   **Purchase, Sale and Retirement of the MTNs**

An MTN Holder's tax basis in an MTN will generally be the United States Dollar cost, as defined below, of the MTN. If an MTN Holder purchases an MTN with Australian dollars, the United States Dollar cost of the MTN will generally be the United States Dollar value of the purchase price on the date of purchase. However, if such MTN Holder is a cash basis taxpayer, or an accrual basis taxpayer if such MTN Holder so elects, and the MTN is traded on an established securities market, as defined in the applicable United States Treasury regulations, the United States Dollar cost of the MTN will be the United States Dollar value of the purchase price on the settlement date of the purchase.

An MTN Holder will generally recognize gain or loss on the sale or retirement of the MTN equal to the difference between the amount such MTN Holder realizes on the sale or retirement and such MTN Holder's tax basis in the MTN. If the MTN is sold or retired for an amount in Australian dollars, the amount realized will be the United States Dollar value of such amount on:

- the date of disposition, if the MTNs are not traded on an established securities market, as defined in the applicable United States Treasury regulations; or
- the settlement date for the sale, if the MTNs are traded on an established securities market, as defined in the applicable United States Treasury regulations, and the MTN Holder is a cash basis taxpayer, or an accrual basis taxpayer that so elects.

An MTN Holder will recognize capital gain or loss when such MTN Holder sells or retires the MTNs, except to the extent:

- attributable to accrued but unpaid interest; or
- attributable to changes in exchange rates as described below.

Capital gain of a non-corporate MTN Holder is generally taxed at preferential rates where the property is held more than one year.

An MTN Holder must treat any portion of the gain or loss that such MTN Holder recognizes on the sale or retirement of an MTN as ordinary income or loss to the extent attributable to changes in exchange rates. However, such MTN Holder takes exchange gain or loss into account only to the extent of the total gain or loss realized on the transaction.

6. **Exchange of Amounts in Other Than United States Dollars**

If an MTN Holder receives Australian dollars as interest on an MTN or on the sale or retirement of an MTN, such holder's tax basis in Australian dollars will equal its United States Dollar value when the interest is received or at the time of the sale or retirement. If such MTN Holder purchases Australian dollars, such MTN Holder generally will have a tax basis equal to the United States Dollar value of the Australian dollars on the date of the purchase. If such MTN Holder sells or disposes of Australian dollars, including if such MTN Holder uses it to purchase MTNs or exchange it for United States Dollars, any gain or loss recognized generally will be ordinary income or loss.

7. **Medicare Tax**

An MTN Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the holder's "net investment income" for the relevant taxable year and (2) the excess of the holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual's circumstances). An MTN Holder's net investment income generally includes its interest income and its net gains from the disposition of MTNs, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). An MTN Holder that is an individual, estate or trust is urged to consult a tax advisors regarding the applicability of the Medicare tax to the holder's income and gains in respect of the holder's investment in the MTNs.

8. **Treasury Regulations Requiring Disclosure of Reportable Transactions**

United States Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a "**Reportable Transaction**"). Under these regulations, an MTN Holder that recognizes a loss with respect to the MTNs that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is US$50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. An MTN Holder should consult with the holder's tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of MTNs.

9. **Foreign Account Tax Compliance Withholding**

Certain non-U.S. financial institutions must comply with information reporting requirements or certification requirements in respect of their direct and indirect United States shareholders and/or United States accountholders to avoid becoming subject to withholding on certain payments. Those non-U.S. financial institutions may accordingly be required to report information to the Internal Revenue Service regarding the holders of MTNs. MTN Holders are urged to consult their own tax advisors and any banks or brokers through which they will hold MTNs as to the consequences (if any) of these rules to them.

10. **Information with Respect to Foreign Financial Assets**

Owners of "specified foreign financial assets" with an aggregate value in excess of US$50,000 (and, in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions, as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. MTN Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the MTNs.

11. **Backup Withholding and Information Reporting**

The Issuer is not subject to the information reporting and backup withholding requirements that are imposed by United States law with respect to certain payments of interest or principal on debt obligations. While United States Treasury regulations confirm that the information reporting and backup withholding requirements do not apply to the Registrar with respect to the MTNs, the Registrar may file information returns with the Internal Revenue Service with respect to payments on MTNs made within the United States to certain United States persons as if such returns were required of it. Under the book-entry system as operated by the Federal Reserve Bank of New York, no such information returns will be filed by the Registrar with respect to book-entry MTNs.

Brokers, trustees, custodians and other intermediaries within the United States are subject to the reporting and backup withholding requirements with respect to certain payments on the MTNs received by them for the account of certain United States persons, and foreign persons receiving payments on the MTNs within the United States may be required by such intermediaries to establish their status in order to avoid information reporting and backup withholding of tax by such intermediaries in respect of such payments. Payment of the proceeds from the sale of an MTN effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker could be subject to information reporting in the same manner as a sale within the United States (and in certain cases may be subject to backup withholding as well) if (i) the broker has certain connections to the United States, (ii) the proceeds or confirmation are sent to the United States or (iii) the sale has certain other specified connections with the United States.

An MTN Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder's income tax liability by filing a refund claim with the IRS.

SCHEDULE B

The European Economic Area selling restriction set out on pages 39 and 40 of the Information Memorandum is deleted and replaced with the following:

"**European Economic Area**

In relation to each Member State of the European Economic Area, each Dealer has represented and agreed, and each further Dealer appointed under the Program will be required to represent and agree, that it has not made and will not make an offer of MTNs which are the subject of the offering contemplated by the Information Memorandum as completed by the Pricing Supplement in relation thereto to the public in that Member State, except that it may, make an offer of such MTNs to the public in that Member State:

(a)   at any time to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)   at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation) subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c)   at any time in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of MTNs referred to in (a) to (c) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

For the purposes of this provision, the expression "**an offer of MTNs to the public**" in relation to any MTNs in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the MTNs to be offered so as to enable an investor to decide to purchase or subscribe for the MTNs and the expression "**Prospectus Regulation**" means Regulation (EU) 2017/1129."

The United Kingdom selling restriction set out on page 40 of the Information Memorandum is deleted and replaced with the following:

"**United Kingdom**

Each Dealer has represented and agreed, and each further Dealer appointed under the Program will be required to represent and agree, that it has not made, and will not make an offer of MTNs which are the subject of the offering contemplated by the Information Memorandum as completed by the Pricing Supplement in relation thereto to the public in the United Kingdom, except that it may make an offer of such MTNs to the public in the United Kingdom:

(a)   at any time to any legal entity which is a qualified investor as defined in Article 2 of the UK Prospectus Regulation;

(b)   at any time to fewer than 150 natural or legal persons (other than qualified investors as defined in Article 2 of the UK Prospectus Regulation) in the United Kingdom subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by the Issuer for any such offer; or

(c)   at any time in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 ("**FSMA**"),

provided that no such offer of MTNs referred to in (a) to (c) above shall require the Issuer or any Dealer to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

For the purposes of this provision, the expression "**an offer of MTNs to the public**" in relation to any MTNs means the communication in any form and by any means of sufficient information on the terms of the offer and the MTNs to be offered so as to enable an investor to decide to purchase or subscribe for the MTNs and the expression "**UK Prospectus Regulation**" means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

Other regulatory restrictions

Each Dealer has represented and agreed, and each further Dealer appointed under the Program will be required to represent and agree, that:

(i)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any MTNs in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(ii)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any MTNs in, from or otherwise involving the United Kingdom."

The Hong Kong selling restriction set out on page 40 of the Information Memorandum is deleted and replaced with the following:

"**Hong Kong**

Each Dealer acknowledges and agrees that the MTNs have not been authorised by the Hong Kong Securities and Futures Commission. Each Dealer has represented and agreed, and each further Dealer under the Program will be required to represent and agree, that:

(a)   it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any MTNs (except for MTNs which are a "structured product" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong ("**Securities and Futures Ordinance**")) other than (a) to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)   it has not issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the MTNs, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to MTNs which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance."

The Japan selling restriction set out on page 40 of the Information Memorandum is deleted and replaced with the following:

"**Japan**

The MTNs have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) ("**Financial Instruments and Exchange Act**") and, accordingly, each Dealer has represented and agreed, and each further Dealer appointed under the Program will be required to represent and agree, that, unless an applicable Pricing Supplement (or another supplement to the Information Memorandum) otherwise provides, it has not offered or sold nor will it offer or sell any MTNs directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Item 5, Paragraph 1, Article 6 of the Foreign Exchange and Foreign Trade Act (Act No. 228 of 1949, as amended)) or to others for re-offering or resale, directly or indirectly, in Japan or for the benefit of a resident in Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan."

The New Zealand selling restriction set out on page 41 of the Information Memorandum is deleted and replaced with the following:

"**New Zealand**

Each Dealer has represented and agreed that:

(a)   it has not offered or sold, and will not offer or sell, directly or indirectly, any MTNs; and

(b)   it has not distributed and will not distribute, directly or indirectly, any offering materials or advertisement in relation to any offer of MTNs,

in each case in New Zealand other than:

(i)   to persons who are "wholesale investors" as that term is defined in clauses 3(2)(a), (c) and (d) of Schedule 1 to the Financial Markets Conduct Act 2013 of New Zealand ("**FMC Act**"), being a person who is:

   (A)   an "investment business";

   (B)   "large"; or

   (C)   a "government agency",

   in each case as defined in Schedule 1 to the FMC Act; or

(ii)   in other circumstances where there is no contravention of the FMC Act, provided that (without limiting paragraph (i) above) MTNs may not be offered or transferred to any "eligible investors" (as defined in the FMC Act) or any person that meets the investment activity criteria specified in clause 38 of Schedule 1 to the FMC Act."

The Singapore selling restriction set out on pages 41 and 42 of the Information Memorandum is deleted and replaced with the following:

"**Singapore**

Each Dealer has acknowledged, and each further Dealer appointed under the Program will be required to acknowledge, that the Information Memorandum has not been registered as a prospectus with the Monetary Authority of Singapore.

Accordingly, each Dealer has represented, warranted and agreed, and each further Dealer appointed under the Program will be required to represent, warrant and agree, that it has not offered or sold any MTNs or caused the MTNs to be made the subject of an invitation for subscription or purchase and will not offer or sell any MTNs or cause the MTNs to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, the Information Memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the MTNs, whether directly or indirectly to persons in Singapore other than:

(a)   to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289 of Singapore), as modified or amended from time to time (the "**SFA**")) pursuant to Section 274 of the SFA;

(b)   to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or to any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

(c)   otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the MTNs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(1)   a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(2)   a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the MTNs pursuant to an offer made under Section 275 of the SFA except:

(i)   to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)   where no consideration is, or will be, given for the transfer;

(iii)   where the transfer is by operation of law;

(iv)   as specified in Section 276(7) of the SFA; or

(v)   as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

In the case of the MTNs being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the SFA, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the MTNs are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products)."

Exhibit E

KING & WOOD MALLESONS

Subscription Agreement

Dated 23 July 2021

Inter-American Development Bank ("**Issuer**")

The Toronto-Dominion Bank ("**Lead Manager**" and "**Dealer**")

King & Wood Mallesons
Level 61
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Australia
T +61 2 9296 2000
F +61 2 9296 3999
DX 113 Sydney
www.kwm.com
Ref: PJH:AYC

Subscription Agreement

Date:	23 July 2021
Parties:	**INTER-AMERICAN DEVELOPMENT BANK** of 1300 New York Avenue N.W., Washington, D.C. 20577, United States of America ("**Issuer**"); and
	THE TORONTO-DOMINION BANK of 1 Temasek Avenue, #15-02 Millenia Tower, Singapore 039192 ("**Lead Manager**" and "**Dealer**").

Recitals:

A. The Issuer has established a medium term note program in connection with which it entered into a dealer agreement dated 16 July 1999 as amended by a side letter dated 18 September 2009 ("**Dealer Agreement**") and made between the Issuer and Westpac Banking Corporation as arranger and dealer.

B. The Issuer proposes to issue A$140,000,000 4.25% Medium Term Notes due 11 June 2026 owing under the Deed Poll ("**MTNs**") (to be consolidated and form a single Series with the Issuer's existing A$50,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 11 June 2014, A$50,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 20 April 2016, A$60,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 27 June 2016, A$30,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 15 July 2016, A$50,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 18 August 2016 and A$100,000,000 4.25% Medium Term Notes due 11 June 2026, issued on 14 July 2017) and the Dealer wishes to subscribe for such MTNs.

C. Under clause 15.3 of the Dealer Agreement, the Issuer may appoint a "Dealer" to the Program for a single Tranche ("**New Dealer**"). The Issuer nominates the Dealer as a New Dealer under the Dealer Agreement in respect of the Tranche to which the MTNs relate ("**Tranche**").

Operative provisions:

1   Interpretation

1.1   Subject to clause 1.2, words and expressions defined in the Dealer Agreement have the same meanings in this agreement unless the contrary intention appears.

1.2   A reference to a Dealer in this agreement is a reference to the Dealer party to this agreement.

1.3   In the event of any conflict or inconsistency between the provisions of this agreement and the Dealer Agreement, the provisions of this agreement apply.

2   Dealer and Documents

2.1   The New Dealer confirms its appointment as a "Dealer" under the Dealer Agreement to the Tranche. The New Dealer acknowledges that it will, in respect of the Tranche:

(a)   be treated in all respects as if it had been an original party to the Dealer Agreement as a Dealer; and

(b)   have rights against, and liabilities towards, each of the other parties to the Dealer Agreement identical to those which the New Dealer would have had if it had been an original party to the Dealer Agreement.

The New Dealer confirms its acceptance of all the provisions of the Dealer Agreement.

2.2   The New Dealer:

(a)   acknowledges that it has received a copy of the Dealer Agreement and the Information Memorandum dated 18 December 2009 ("**Information Memorandum**"); and

(b)   confirms that the documents referred to in clause 3.1 of the Dealer Agreement have been received or waived and are in form and substance satisfactory to it.

2.3   The Issuer appoints the Dealer to act as a Lead Manager in respect of the Tranche and the Dealer accepts its appointment as a Lead Manager on the terms of the Dealer Agreement.

3   Subscription of the MTNs

3.1   The Issuer agrees to issue and sell the MTNs in accordance with the provisions of this agreement and the Dealer Agreement and the Dealer (in the amount set out in the table below) agrees with the Issuer to subscribe for the MTNs on the terms and conditions set out in the Information Memorandum as supplemented, modified or replaced by the Pricing Supplement (defined below) in immediately available funds on 27 July 2021 or such other date as is agreed by the Issuer and the Dealer ("**Issue Date**") at the purchase price specified in the third column in the table below (being the issue price of 116.044% of the aggregate principal amount of the MTNs, plus A$747,600 in respect of 46 days of accrued interest, less the dealer fee of 0.013% ("**Purchase Price**")) plus (if the Issue Date is postponed) any accrued interest in respect of the MTNs through the Austraclear System or in such manner as may be separately agreed between them.

Name of Dealer	Principal Amount (A$)	Purchase Price (A$)
The Toronto-Dominion Bank	140,000,000	163,191,000
Total	**140,000,000**	**163,191,000**

3.2 The Issuer confirms that it has approved a pricing supplement ("**Pricing Supplement**") dated 23 July 2021 in connection with the issue of the MTNs and authorises the Dealer to distribute copies of the Information Memorandum and the Pricing Supplement and any other documents prepared in connection with the Program and the issue of the MTNs, in connection with the offering and sale of the MTNs in accordance with the provisions of the Dealer Agreement.

4 Dealer Agreement

For the purposes of the Dealer Agreement:

(a) the MTNs are MTNs as defined in the Dealer Agreement;

(b) this agreement is a Subscription Agreement and includes the terms of appointment contained in the Dealer Confirmation for the purposes of clause 15.3 of the Dealer Agreement;

(c) the Dealer is, for the purposes of the MTNs, a Dealer on the terms set out in the Dealer Agreement; and

(d) the selling restrictions set out in Schedule 7 of the Dealer Agreement are amended as set out in the Information Memorandum and the Pricing Supplement.

5 Conditions precedent

If any of the conditions in clause 3.2 of the Dealer Agreement are not satisfied or are not waived by the Issue Date, the Dealer is entitled to terminate this agreement and the Dealer is released from its obligations under it, without prejudice to the obligations of the Issuer in respect of costs, charges and expenses of the Dealer incurred prior to or in conjunction with such termination.

6 Fees

The Issuer agrees to pay to the Dealer on the Issue Date a dealer fee ("**Fee**") of 0.013% of the aggregate principal amount of the MTNs (being A$18,200). The Issuer shall pay such Fee by accepting the Purchase Price set out in clause 3.1 above (which amount is calculated to include a deduction for such Fee).

The payment of certain out-of-pocket costs and expenses relating to the issue of the MTNs will be dealt within a separate side letter to be dated the date of this agreement.

7 Singapore Securities and Futures Act product classification

The Dealer acknowledges that, in the case of the MTNs being offered into Singapore in a primary or subsequent distribution, and solely for the purposes of its obligations pursuant to Section 309B of the Securities and Futures Act (Chapter 289 of Singapore) (the "**SFA**"), the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the MTNs are "prescribed capital markets products" (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

8 Communications

All notices under this agreement must be in writing and may be given:

(a)   in the case of notification to the Issuer, in accordance with clause 13 of the Dealer Agreement. For this purpose, the Issuer's telephone number is now +1 202 623 1310; and

(b)   in the case of notification to the Dealer, to:

The Toronto-Dominion Bank
1 Temasek Avenue
#15-02 Millenia Tower
Singapore 039192

Telephone: +65 6500 8029
Email: singaporesyndicate@tdsecurities.com / tmg@tdsecurities.com
Attention: Head of Asia Syndicate

9 Governing law and jurisdiction

The provisions of clause 17 of the Dealer Agreement are incorporated by reference in this agreement.

10 Counterparts

This agreement may be executed in any number of counterparts and the counterparts taken together constitute one and the same instrument.

EXECUTED as an agreement.

Execution pages for Subscription Agreement

ISSUER

SIGNED by **GUSTAVO ALBERTO DE ROSA** on behalf of **INTER-AMERICAN DEVELOPMENT BANK**:	))))))))))))

....

Gustavo Alberto De Rosa
Vice President for Finance and
Administration & Chief Financial Officer
and General Manager, Finance
Department

SIGNED by Frances Watson)
)
as attorney for **THE TORONTO-**)
DOMINION BANK under power of)
attorney:)
)
)
)
)
....
By executing this agreement the
attorney states that the attorney has
received no notice of revocation of the
power of attorney